UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

# Manual for Participation

## Extraordinary General Meeting

## 08.31.2020 – 3 p.m.

SUMMARY

1. Message from the Chairman of the Board of Directors	4
2. Call Notice	5
3. Participation of the Shareholders in the EGM	7
3.1. Attendance	7
3.2. Representation by attorney-in-fact	7
3.3. Remote Voting Participation	8
3.4. ADRs Holders	10
4. Matters to be resolved in the EGM	11
4.1. TO RATIFY the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the competent appraisal reports of Bosan Participações S.A. and Banco Olé Consignado S.A.	11
4.2. TO APPROVE the Appraisal Reports referred to in item 4.1 above	11
4.3. TO APPROVE the Private Instrument of Protocol and Justification of Merger of Bosan Participações S.A. by the Company, entered into on July 29, 2020	11
4.4. TO APPROVE the merger of Bosan Participações S.A. by the Company, pursuant to article 227 of Law No. 6,404/76, under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan Participações S.A. by the Company, entered into on July 29, 2020, with the consequent extinction of Bosan Participações S.A.	12
4.5. TO APPROVE the Private Instrument of Protocol and Justification of Merger of Banco Olé Consignado S.A. by the Company, entered into on July 29, 2020	12
4.6. TO APPROVE the merger of Banco Olé Consignado S.A. by the Company, pursuant to article 227 of Law No. 6,404/76, under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé Consignado S.A. by the Company, entered into on July 29, 2020, with the consequent extinction of Banco Olé Consignado S.A.	13
4.7. TO APPROVE the Private Instrument of Protocol and Justification of Merger of Banco Olé Consignado S.A. by the Company, entered into on July 29, 2020	14
EXHIBIT I – POWER OF ATTORNEY	15
EXHIBIT II – MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON JULY 29, 2020	17
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EXHIBIT III – BOARD PROPOSAL FOR THE MERGER, BY THE COMPANY, OF BOSAN PARTICIPAÇÕES S.A., TO BE ANALYZED AT THE EXTRAORDINARY GENERAL MEETING CALLED FOR AUGUST 31, 2020	19
EXHIBIT III(A) – INFORMATION ON THE MERGER OF BOSAN PARTICIPAÇÕES S.A. BY THE COMPANY	20
EXHIBIT III(B) – INFORMATION ON THE APPRAISERS	47
EXHIBIT IV - BOARD PROPOSAL FOR THE MERGER, BY THE COMPANY, OF BANCO OLÉ CONSIGNADO S.A., TO BE ANALYZED AT THE EXTRAORDINARY GENERAL MEETING CALLED FOR AUGUST 31, 2020	48
IV(A) - INFORMATION ON THE MERGER OF BANCO OLÉ CONSIGNADO S.A. BY THE COMPANY	49
EXHIBIT IV(B) – INFORMATION ON THE APPRAISERS	79

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1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), to participate of the Extraordinary General Meeting (“EGM”) of Santander Brasil, called for August 31, 2020 at 3 p.m.

This Manual for Participation in the Extraordinary General Meeting (“Manual”), was prepared to assist you on the comprehension of the presented matters, to take decisions, anticipating possible clarifications and voting orientations.

Pursuant to the Call Notice turned available, we shall take resolutions on the following matters:

(i)	To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the competent appraisal reports (“Appraisal Reports”) of Bosan Participações S.A. (“Bosan”) and Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”);

(ii)	To approve the Appraisal Reports;

(iii)	To approve the Private Instrument of Protocol and Justification of Merger of Bosan by the Company, entered into on July 29, 2020 ("Protocol and Justification of Bosan”);

(iv)	To approve the merger of Bosan by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Bosan”), under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan;

(v)	To approve the Private Instrument of Protocol and Justification of Merger of Banco Olé by the Company, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”);

(vi)	To approve the merger of Banco Olé by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Banco Olé” and, jointly with Merger of Bosan, the “Mergers”), under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and

(vii)	To authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

In order to facilitate your analysis and appreciation of the matters to be resolved in the EGM, we attached as exhibits to this Manual all documents related to the matter of the Call Notice into the form of exhibits to this Manual, in attention to the CVM requirements.

We are at your disposal to clarify any doubts through our e-mails acionistas@santander.com.br for individual investors and non-financial entities and ri@santander.com.br for institutional investors.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation is essential for the Company.

Very truly yours,

Álvaro Antônio Cardoso de Souza

Chairman of the Board of Directors

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2. Call Notice

[to be published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) in editions of July, 30 and 31 and August 01, 2020; and Valor Econômico, in editions of July, 30 and 31 and August 03, 2020]

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE – EXTRAORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Extraordinary General Meeting (“EGM”) to be held on August 31, 2020, at 3 p.m., at the Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) head offices, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2235, 2nd mezzanine, Vila Olímpia, to resolve on the following Agenda:

(viii)	To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the competent appraisal reports (“Appraisal Reports”) of Bosan Participações S.A. (“Bosan”) and Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”);

(ix)	To approve the Appraisal Reports;

(x)	To approve the Private Instrument of Protocol and Justification of Merger of Bosan by the Company, entered into on July 29, 2020 ("Protocol and Justification of Bosan”);

(xi)	To approve the merger of Bosan by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Bosan”), under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan;

(xii)	To approve the Private Instrument of Protocol and Justification of Merger of Banco Olé by the Company, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”);

(xiii)	To approve the merger of Banco Olé by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Banco Olé” and, jointly with Merger of Bosan, the “Mergers”), under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and

(xiv)	To authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

Attention:

Considering the effects of the Covid-19 Pandemic (the new Coronavirus) and the measures taken by the health and government authorities to contain the spread of such disease at the time of publication of this Call Notice, the Company intensified the protocol and hygiene measures in the location of the EGM to have the shareholders who choose to appear in person.

Our recommendation to shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company or granting

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standardized powers of attorney with voting guidance, according to instructions provided in the Manual of the Shareholders Meeting.

General Instructions:

  The shareholders or their legal representatives should attend the EGM bringing the relevant identity documents. In the event of representation of a shareholder by means of a proxy, the shareholders shall deliver at the Company’s head office, no less than seventy-two (72) hours before the EGM, a power of attorney granted according to the law; and

  The documents related to the matters to be analyzed at the EGM are available to shareholders (i) at the Company’s head office, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 - Bloco A, Vila Olímpia, São Paulo/SP, 9th floor - Corporate Law Department, where they can be consulted, on business days, from 10:00 am to 4:00 pm, and also at its website (www.ri.santander.com.br – in Corporate Governance > Minutes and Shareholders Meetings); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro No. 111, 5th Floor, Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga No. 340, 2nd to 4th floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at the B3 S.A. – Brasil, Bolsa, Balcão, at Rua XV de Novembro No. 275, São Paulo/SP and on its website (www.b3.com.br).

  Remote Voting Form: the Company implemented the remote voting system in accordance with CVM Instruction 481/09, enabling Shareholders to send remote voting form directly to the Company, to the bookkeeping or their respective custodian, according to the procedures described in the Manual for Participation in Shareholder´s meeting.

São Paulo, July 29, 2020 – Álvaro Antonio Cardoso de Souza - Chairman of the Board of Directors.

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3. Participation of the Shareholders in the EGM

The shareholders of Santander Brasil may attend the EGM personally or through an attorney-in-fact, as specified in Section 3.2 below.

The following documents will be required from the shareholders to attend the Extraordinary General Meeting:

Individual:	• ID document with photo[1] (original or copy) • proof of ownership of shares issued by the Company, issued by the custody agent and / or custodian financial institution (original or copy)
Legal Entity:	• corporate documents that evidence the legal representation of the shareholder (original or copy)[2] • ID document of the legal representative with photo (original or copy)

3.1. Attendance

The shareholders of Santander Brasil may attend the General Meeting by attending the place of their performance and declaring their vote, according to the kind of shares they hold (common and/or preferred) and to the matters to be voted on. Pursuant to the provisions of Article 126 of Law 6.404/76, the shareholders must attend the General Meeting providing, in addition to the identity document, proof of ownership of shares issued by the Company, issued by the depositary financial institution and/or custody agent. The Company recommends that such proof be issued within two (2) business days prior to the date scheduled for the Meeting.

Corporate shareholders, such as Commercial Companies and Investment Funds, must be represented in accordance with their Bylaws, Articles of Incorporation or Regulation, providing documents that prove the regularity of the representation, accompanied by a Minutes of the election of the entity’s management members, as the case may be, in place and term set forth in the Section below. Before the General Meeting is installed, the shareholders will sign the Attendance Book. Non-voting shareholders may attend General Meeting and discuss all matters submitted for deliberation.

3.2. Representation by attorney-in-fact

The shareholder may be represented at the EGM by a proxy, duly constituted by a public or private instrument, and pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, the attorneys-in-fact must have been constituted for less than one (1) year, and shall be (i) the Company's shareholders, (ii) the Company's management members, (iii) lawyers, or (iv) financial institutions, being Investment Funds’ management members responsible for representing its joint owners.

The original or the copies of the documents referred to above may be delivered at the Company's headquarters until the time of the EGM.

__________________________________________________________________

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

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However, in order to turn available the access of shareholders at the EGM, we recommend that the delivery of these documents be made at least seventy-two (72) hours prior to the EGM.

In the case of sending documents by e-mail, we request that the Shareholder contact the Company to ensure the due delivery of the original or the copies of such until the day of the EGM.

In case the Shareholder cannot be present at the EGM or cannot be represented by the attorney-in-fact of his choice, the Company will provide an attorney-in-fact to vote by the shareholder in accordance with his voting instruction, according to the proxy template contained in Exhibit I of this Manual.

Furthermore, it should be noted that in addition to the power of attorney, the shareholder must forward the documents required by the Company to participate in the EGM, as provided in item 3 above.

The documents must be delivered to the Company's headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Block A - Vila Olímpia - São Paulo, State of São Paulo, Brazil, 9th floor – Corporate Legal Department, at +55 11 3553-5438 and + 55 11 3553-5641, e-mail: acamargo@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 21-A and following of CVM Instruction 481/2009, the Company's shareholders may also exercise their vote at general meeting by means of remote voting, to be formalized in an electronic document called Remote Voting Form, whose model is available in the Corporate Governance area of the Investor Relations website of Santander Brasil (www.ri.santander.com.br) or on the website of the Brazilian Securities and Exchange Commission (CVM) (http://sistemas.cvm.gov.br/?CiaDoc).

A shareholder that elects to exercise his right to vote at a Remote must do so by one of the options described below:

(I)       Delivery of Remote Voting Form directly to the Custody Agent

The shareholder that chooses to exercise the remote voting through its custody agent (“Custody Agent”) shall transmit the voting instructions observing the rules determined by the Custody Agent, which shall send such voting manifestations to the Depositary Central of B3 S.A. – Brasil, Bolsa, Balcão. The Shareholders must contact their respective Custody Agents to verify the procedures established by them for issuance of the voting instructions through the Form, as well as the documents and information required.

The Shareholder shall transmit the instruction for fulfillment of the Form to the Custody Agent until August 25, 2020 (including), except if a different term is determined by the Custody Agents.

(II)       Delivery of Remote Voting Form directly to the Custody Agent

The shareholder that chooses to exercise the remote voting through the Company’s

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bookkeeper must observe the following instructions in order for the Remote Voting Form to be considered valid and the votes counted:

(i) all the blank spaces must be duly fulfilled;

(ii) all the pages must be initialed;

(iii) the last page must be signed by the shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force.

The following documents have to be sent to the Company’s bookkeeper:

(i) original Form, duly fulfilled, initialed and signed; and

(ii) copies of the documents that follows:

Individual (shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number).

Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number).

The documents must be sent to the Company’s bookkeeper within seven (7) days before the EGM, in fact, August 25, 2020 (including), through (i) mail to Banco Santander (Brasil) S.A. – Acionistas – Escrituração de Ações – Rua Amador Bueno, 474 – 2nd floor – Red Sector – Santo Amaro – São Paulo/SP, Brazil – 04752-005; or (ii) via e-mail: custodiaacionistavotoadistancia@santander.com.br.

After the receipt of such documents, the bookkeeper, within three (3) days, shall inform the shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the shareholder able to regularize it until August 25, 2020.

The Forms received by the bookkeeper after August 25, 2020 shall not be considered for voting purposes.

(III)       Delivery of Remote Voting Form directly to the Company

The shareholder that chooses to exercise the remote voting directly through the Company shall observe the following instructions in order for the Remote Voting Form to be considered valid and the votes counted:

(i) all the blank spaces must be duly fulfilled;

(ii) all the pages must be initialed;

(iii) the last page must be signed by the shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force.

The following documents have to be sent to the Company:

(i) original Form, duly fulfilled, initialed and signed; and

(ii) copies of the documents that follows:

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•                 Individual (shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number).

•                 Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number).

The documents must be sent to the Company within seven (7) days before the Extraordinary General Meeting, in fact, until August 25, 2020 (including) (i) mail to Banco Santander (Brasil) S.A. – Investors Relations – Avenida Presidente Juscelino Kubitschek, 2235 – 26th floor – Vila Olímpia – São Paulo/SP, Brazil –04543-011; or (ii) via e-mail: ri@santander.com.br.

After the receipt of such documents, the Company, within three (3) days, shall inform the shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the shareholder able to regularize it until August 25, 2020.

The Forms received by the Company after August 25, 2020 shall not be considered for voting purposes.

General Information:

➢    in accordance with Article 21-S of CVM Instruction 481, the Central Depositary of B3 S.A. – Brasil, Bolsa, Balcão, upon receiving shareholder voting instructions through its respective custody agent, shall not consider any instructions that differ from the same resolution that have been issued by the same CPF or CNPJ registration number; and

➢    after the deadline for remote voting, that is, until August 25, 2020 (including), the shareholder may not change the voting instructions already sent, unless presented at the Extraordinary General Meeting or represented by proxy, upon explicit request to not consider the instructions in the Remote Voting Form submitted before the respective Forms were placed.

3.4. ADRs’ Holders

Holders of American Depositary Receipts (ADRs) will be entitled to vote on matters listed on the Agenda, in accordance with the same criteria set forth for national investors, according to the type of shares (common or preferred) in which their ADRs are backed. The holders of ADRs will be duly instructed by The Bank of New York Mellon, the depositary financial institution of the ADRs backed by the shares of Santander Brasil.

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4. Matters to be resolved in the EGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the EGM. According to the Call Notice made available to the shareholders, our EGM shall take resolutions regarding the following matters of the Agenda:

4.1.       TO RATIFY the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the competent appraisal reports of Bosan Participações S.A. and Banco Olé Consignado S.A.

The Company hired PricewaterhouseCoopers Auditores Independentes, a company specialized in the analysis of financial and accounting aspects of several companies, in order to assess the net assets of Bosan and Banco Olé.

Thus, the Company requests that the hiring of PricewaterhouseCoopers Auditores Independentes be ratified. More information on appraisers can be found in Exhibit III (B) and Exhibit IV (B), which were prepared in accordance with the provisions set forth in Article 21 of CVM Instruction No. 481/09, as amended.

4.2.       TO APPROVE the Appraisal Reports referred to in item 4.1 above.

Once item 4.1 above has been approved, the Company's management requires the approval of the appraisal reports on the net assets of Bosan and Banco Olé prepared by PricewaterhouseCoopers Auditores Independentes.

4.3.       TO APPROVE the Private Instrument of Protocol and Justification of Merger of Bosan Participações S.A. by the Company, entered into on July 29, 2020.

The Company's management proposes the approval of the Protocol and Justification of Merger of Bosan Participações S.A. by the Company, entered into on July 29, 2020.

Bosan was originally incorporated by the former shareholders of Banco Olé Consignado S.A, in the context of the joint venture created between such shareholders and the Company, in order to concentrate the equity interest held by the former shareholders of Banco Olé in a single investment vehicle.

On January 30, 2020, Banco Santander acquired 100% (one hundred percent) of the shares issued by Bosan held by its shareholders at such time, so that Bosan became, as of such date, a wholly owned subsidiary of Banco Santander.

The only asset of Bosan remains the investment that represents 40% (forty percent) of the common shares, registered, with no par value issued by Banco Olé, provided that the remainder of the shares issued by Banco Olé, representing 60% (sixty percent) of its capital stock, are directly owned by the Company.

The only reason for the existence of Bosan was to be the investment vehicle of Banco Olé's former shareholders. Once its control is now 100% consolidated by Banco Santander, there is no reason to maintain Bosan's activities. In this regard, the Merger is the most suitable operation to achieve the purposes intended by the Parties, namely, the unification of their activities and management, which shall result in administrative, economic and

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financial benefits to the Parties' operations and business, including: (i) rationalization and simplification of its corporate structure and, consequently, consolidation and reduction of combined operational expenses and outgoings; (ii) better management of the Parties' operations, assets and cash flows, due to the union of business resources and assets involved in the operation of the Parties.

In addition, after the implementation of the merger of Bosan, the Company shall continue to perform the activities currently performed by Bosan, that is, the participation in the capital stock of other companies.

The goodwill recorded by Banco Santander as a result of the acquisition of the shares issued by the Merged Company will, after the Merger, be used for tax purposes by Banco Santander, in accordance with the terms, limits and conditions established in the applicable law. The tax effect to be generated by the amortization of the goodwill, as a result of the Merger, will benefit all shareholders of Banco Santander, without the issuance of new shares.

4.4.       TO APPROVE the merger of Bosan Participações S.A. by the Company, pursuant to article 227 of Law No. 6,404/76, under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan Participações S.A. by the Company, entered into on July 29, 2020, with the consequent extinction of Bosan Participações SA.

The Company's management requests the approval of merger of Bosan Participações S.A. by the Company, pursuant to article 227 of Law No. 6,404/76, under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan Participações S.A. by the Company, entered into on July 29, 2020, with the consequent extinction of Bosan Participações SA.

Please note that the Merger shall not result in an increase in the net worth of the Company, since 100% (one hundred percent) of the shares issued by Bosan are directly owned by the Company, which already has the records of the Merged Company in its consolidated financial statements. In addition, in replacement of the shares that are currently recorded in the Company’s consolidated financial statements, Bosan’s assets, after the Merger, shall be directly recorded as assets of the Company.

Thus, as a consequence of the intended Merger, it shall be operated in the Company’s accounting the replacement of Bosan’s assets represented by its investment account referring to the equity interest in Bosan’s capital stock by the assets and liabilities included in its balance sheet, without any change in the capital account.

There will be no need for any amendment to the Company’s bylaws as a result of the Merger and, considering that the Company is Bosan’s sole shareholder, the provisions relating to the right to withdrawal are not applicable to the Merger, pursuant to Article 137 of Law 6,404/76.

4.5.       TO APPROVE the Private Instrument of Protocol and Justification of Merger of Banco Olé Consignado S.A. by the Company, entered into on July 29, 2020.

The Company's management proposes the approval of the Protocol and Justification of Merger of Banco Olé Consignado S.A. by the Company, entered into on July 29, 2020.

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Banco Olé is the result of a joint venture between Banco Bonsucesso (currently Banco BS2 S.A.) and Banco Santander, being one of the main players in the market of credit products and solutions.

As mentioned above, the Company and Bosan, a wholly owned subsidiary of the Company, wish to carry out the merger of Bosan into the Company.

Subsequently to the merger of Bosan by Banco Santander, the managers of Banco Olé and those of the Company propose that the merger of Banco Olé into the Company be carried out.

It is understood that the Merger of Banco Olé by the Company is beneficial to the Parties insofar as the unification of their activities and management shall result in administrative, economic and financial benefits to the Parties' operations and business, including: (i) rationalization and simplification of its corporate structure and, consequently, consolidation and reduction of combined operational expenses and outgoings; (ii) the unification of the credit activities currently carried out by the Company and Banco Olé into a single company; and (iii) better management of the Parties' operations, assets and cash flows, due to the union of business resources and assets involved in the operation of the Parties.

In addition, after the Merger, the Company shall continue to perform the activities currently upheld by Banco Olé, which is, active, passive and accessory operations and services authorized to multiple banks with investment and credit, financing and investment portfolios, permitted by applicable laws and provisions, as well as participating in the capital stock of other companies in accordance with the legal and regulatory provisions in force.

The Merger of Banco Olé is being carried out in order to enable the assimilation by the Company of all operational expertise, as well technical and operational training of Banco Olé in the credit activities. In this regard, the agreements of Banco Santander and Banco Olé shall be unified into a single code and all processes shall be implemented together with the agreements and the discount sheet processors (portals), in order to cause the least possible impact and without the occurrence of any damage to the parties involved, especially Banco Olé customers.

The goodwill recorded by Banco Santander as a result of the acquisition of the shares issued by the Merged Company will, after the Merger, be used for tax purposes by Banco Santander, in accordance with the terms, limits and conditions established in the applicable law. The tax effect to be generated by the amortization of the goodwill, as a result of the Merger, will benefit all shareholders of Banco Santander, without the issuance of new shares.

4.6.       TO APPROVE the merger of Banco Olé Consignado S.A. by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Banco Olé” and, jointly with Merger of Bosan, the “Mergers”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé Consignado S.A. by the Company, entered into on July 29, 2020, with the consequent extinction of Banco Olé Consignado S.A.

Subsequently to the incorporation of Bosan by the Company as set forth on item 4.4 above, the Company's management requests the approval of merger of Banco Olé by the

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Company, pursuant to article 227 of Law No. 6,404/76, under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé by the Company, entered into on July 29, 2020, with the consequent extinction of Banco Olé.

Please note that the Merger shall not result in an increase in the net worth of the Company, since 100% (one hundred percent) of the shares issued by Banco Olé are, directly and/or indirectly, owned by the Company, which already has the records of the Merged Company in its consolidated financial statements. In addition, in replacement of the shares that are currently recorded in the Company’s consolidated financial statements, Banco Olé’s assets, after the Merger, shall be directly recorded as assets of the Company.

Thus, as a consequence of the intended Merger, it shall be operated in the Company’s accounting the replacement of Banco Olé’s assets represented by its investment account referring to the equity interest in Banco Olé’s capital stock by the assets and liabilities included in its balance sheet, without any change in the capital account.

There will be no need for any amendment to the Company’s bylaws as a result of the Merger and, considering that the Company is, directly and/or indirectly, Banco Olé’s sole shareholder, the provisions relating to the right to withdrawal are not applicable to the Merger, pursuant to Article 137 of Law 6,404/76.

4.7.       TO AUTHORIZE the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers referred to in items 4.4 and 4.6 above.

As a result of the approval of items 4.4 and 4.6 above, the Company asks its shareholders for authorization to allow managers to perform all necessary and/or convenient acts for the implementation of the intended mergers, including the promotion of the filing and publication of all acts related to the Merger, pursuant to article 227, paragraph 3rd, of Law 6,404/76, and also to write off, register and amend the enrollments of the Merged Company with the competent federal, state and municipal offices, as well as the maintenance of its accounting books for the legal term.

14

EXHIBIT I – POWER OF ATTORNEY

POWER OF ATTORNEY

[SHAREHOLDER], [IDENTIFICATION] (“Grantor”), hereby names and appoints as his/her/its attorney(s)-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian citizen, married, bearer of the identity card OAB/RJ nº 182.414 and registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 124.143.167.13; and BRUNO GARCIA ROSA CARNEIRO, Brazilian citizen, married, bearer of the identity card OAB/RJ nº 189.477 and registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 135.562.137-29, both lawyers, residents and with commercial domicile in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek 2041 and 2235, – Block A – Vila Olímpia (“Grantee(s)”), to jointly or separately, regardless of the order of appointment, represent the Grantor, in its capacity as shareholder of Banco Santander (Brasil) S.A. (“Company”), in the Extraordinary General Meeting that is set to be held upon first call on August 31, 2020, at 3:00 p.m., at the Company’s headquarters, at Avenida Presidente Juscelino Kubitschek No. 2235, 2º mezzanine, Vila Olímpia, São Paulo, SP, and if necessary on second call on a date to be informed in due course, to whom it grants powers to attend the meeting on behalf and for the account of the Grantor, and to vote following the voting guidelines established below for each one of the items of the Agenda:

(i)         To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the competent appraisal reports (“Appraisal Reports”) of Bosan Participações S.A. (“Bosan”) and Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”);

( ) In favor ( ) Against ( ) Abstain

(ii)        To approve the Appraisal Reports;

( ) In favor ( ) Against ( ) Abstain

(iii)      To approve the Private Instrument of Protocol and Justification of Merger of Bosan by the Company, entered into on July 29, 2020 ("Protocol and Justification of Bosan”);

( ) In favor ( ) Against ( ) Abstain

(iv)      To approve the merger of Bosan by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Bosan”), under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan;

( ) In favor ( ) Against ( ) Abstain

(v)        To approve the Private Instrument of Protocol and Justification of Merger of Banco Olé by the Company, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”);

( ) In favor ( ) Against ( ) Abstain

(vi)      To approve the merger of Banco Olé by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Banco Olé” and, jointly with Merger of Bosan, the “Mergers”), under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and

( ) In favor ( ) Against ( ) Abstain

15

(vii)     To authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

( ) In favor ( ) Against ( ) Abstain

The Grantees are authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting instructions. The Grantor will keep the Grantees above mentioned free from any and all claims, disputes, demands, losses or damages, of any nature, resulting from the fulfillment of this mandate, except in cases of acts performed with abuse or excess of mandate, under the terms of the current legislation.

This power of attorney will be only valid for the aforementioned Extraordinary General Meeting of the Company.

[Place], [month] [day] of 2020.

_____________________________________________

[signature of the Grantor]

16

EXHIBIT II

Minutes of the Board of Directors Meeting held on July 29, 2020

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Board of Directors Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 3 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Beatriz Outeiro, Secretary.

AGENDA: To resolve on (i) the proposal for the merger of Bosan Participações S.A. (“Bosan”) by the Company (“Proposal for the Merger of Bosan”), under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan by Santander, entered into on July 29, 2020 ("Protocol and Justification of Bosan”); (ii) the proposal for the merger of Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”) by the Company (“Proposal for the Merger of Banco Olé”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé by Santander, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”); and (iii) the call of an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding appraisal reports of the Merged Companies (“Appraisal Reports”); (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the merger of Bosan by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Bosan”), under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the merger of Banco Olé by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Banco Olé” and, jointly with Merger of Bosan, the “Mergers”), under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

RESOLUTIONS: Made the necessary clarifications, the attending members of the Board of Directors resolved:

(i)         To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, the Proposal for the Merger of Bosan, under the terms of the Protocol and Justification of Bosan. The Protocol and Justification of Bosan establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself in the capital stock of Bosan, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Bosan for shares issued by the Company, as well the intended Merger of Bosan will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Directors also expressed themselves in favor of the Merger of Bosan and decided to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting, as well authorized the signature of the Protocol and Justification of Bosan by the management bodies and the publication of a material fact, pursuant to CVM Instruction 358/02, as amended.

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(ii)        To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, and subsequent act to the Merger of Bosan as item (i) above, the Proposal for the Merger of Banco Olé, under the terms of the Protocol and Justification of Banco Olé. The Protocol and Justification of Banco Olé establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself, whether directly and/or indirectly, in the capital stock of Banco Olé, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Banco Olé for shares issued by the Company, as well the intended Merger of Banco Olé will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Directors also expressed themselves in favor of the Merger of Banco Olé and decided to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting, as well authorized the signature of the Protocol and Justification of Banco Olé by the management bodies and the publication of a material fact, pursuant to CVM Instruction 358/02, as amended.

(iii)      To call an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding Appraisal Reports; (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the Merger of Bosan, under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the Merger of Banco Olé, under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Beatriz Outeiro, Secretary. Directors: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Beatriz Outeiro

Secretary

(This signature page belongs to the minutes of the Board of Directors' meeting of

Banco Santander (Brasil) S.A. held on July 29, 2020, at 3:00 pm).

18

EXHIBIT III

BOARD PROPOSAL FOR THE MERGER, BY THE COMPANY, OF BOSAN PARTICIPAÇÕES S.A., TO BE ANALYZED AT THE EXTRAORDINARY GENERAL MEETING CALLED FOR AUGUST 31, 2020

In order to simplify the Company's operating structure, the Board understands that the merger by Banco Santander (Brasil) S.A. (“Company”) of Bosan Participações S.A. (“Bosan” or “Merged Company”), the Company's wholly-owned subsidiary, through the transference of the totality of the Merged Company's net equity in the amount of BRL 700,624,940.21 (seven hundred million, six hundred and twenty four thousand, nine hundred and forty Reais and twenty one centavos) to the Company, is a viable alternative to considerably reduce the administration costs, insofar as the number of companies under the Company’s management decreases, among other factors.

Accordingly, and in compliance with the CVM Instruction No. 481/09, as amended, the Company's management makes available to shareholders the following documents, which are in the form of attachments hereto:

Exhibit III(A): Information on the Merger of Bosan Participações S.A. by the Company (pursuant to Article 20-A of the CVM Instruction No. 481/09)

Exhibit III(B): Information on Appraisers (according to Article 21 of the CVM Instruction No. 481/09)

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EXHIBIT III(A)

Information on the Merger of Bosan Participações S.A. by The Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

1. Protocol and justification of the operation, pursuant to arts. 224 and 225 of Law No. 6,404, of 1976.

The “Private Instrument of Protocol and Justification for the Merger of Bosan Participações S.A. by Banco Santander (Brasil) S.A.” is attached hereto as Exhibit 1.

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by subsistent companies or resulting from the operation, that are filed at the company's headquarters or to which the company's controller is a party.

There is not.

3. Description of the operation, including:

a. Terms and conditions.

The transaction consists of the merger, by Banco Santander (Brasil) S.A. (“Company”), of Bosan Participações SA (“Bosan” or “Merged Company”), a Company's wholly-owned subsidiary, by the transference of the totality of the Merged Company's net equity in the amount of BRL 700,624,940.21 (seven hundred million, six hundred and twenty four thousand, nine hundred and forty Reais and twenty one centavos) to the Company (“Merger”).

The Merger shall not result in an increase in the net worth of the Company, since 100% (one hundred percent) of the shares issued by the Merged Company are directly owned by the Company, which already has the records of the Merged Company in its consolidated financial statements.

In addition, in replacement of the shares that are currently recorded in the Company’s consolidated financial statements, the Merged Company’s assets, after the Merger, shall be directly recorded as assets of the Company. Thus, as a consequence of the intended Merger, it shall be operated in the Company’s accounting the replacement of the Merged Company’s assets represented by its investment account referring to the equity interest in the Merged Company’s capital stock, by the assets and liabilities included in its balance sheet, without any change in the capital account.

Additionally, there will be no replacement relation between the shares of the Company and those of the Merged Company. There will be no change in the composition of the Company's capital stock as a result of the Merger, and the Merger will not result in any change to the Company's bylaws.

b. Obligations to indemnify:

i. The managers of any of the involved companies.

There is not.

ii. If the operation does not take place.

There is not.

20

c. Comparative table of the rights, advantages and restrictions of the involved or resulting companies’ shares, before and after the operation.

Not applicable, as there will be no changes.

d. Possible need for approval by debenture holders or other creditors.

There is not.

e. Active and passive elements that will form each portion of the equity, in the event of a spin-off.

Not applicable.

f. Resulting companies’ intention of obtaining the registration of a securities issuer.

Not applicable, since the Company will remain as a publicly held company after the Merger.

4. Plans for conducting social business, especially with regard to specific corporate events that are intended to be promoted.

Except for the Extraordinary General Meeting to be held on August 31, 2020, the Company does not envisage any other specific corporate events in connection with the Merger.

5. Analysis of the following aspects of the operation:

a. Description of the main expected benefits, including

i. Synergies

Considering that the activities currently carried out by the Merged Company are fully reflected in the Company's financial statements, the Merger seeks to reduce operating costs related to the maintenance and management of the companies in the Company's economic group by concentrating the activities carried out by the Merged Company in Company.

ii. Tax benefits

The goodwill recorded by Banco Santander as a result of the acquisition of the shares issued by the Merged Company will, after the Merger, be used for tax purposes by Banco Santander, in accordance with the terms, limits and conditions established in the applicable law. The tax effect to be generated by the amortization of the goodwill, as a result of the Merger, will benefit all shareholders of Banco Santander, without the issuance of new shares.

iii. Strategic advantages

The only reason for Bosan's existence was to act as the investment vehicle of Banco Olé's former shareholders. Since its control is now 100% consolidated by Banco Santander, there is no longer a reason to maintain Bosan's activities. In this regard, the Merger is the most suitable operation to achieve the objectives sought by the Parties.

b. Costs

The managements of the Company and the Merged Company estimate that the costs of carrying out the Merger will be, for these companies, together, in the order of approximately R$ 200,000.00 (two hundred thousand Reais), including expenses related to the publication of corporate acts, auditors, experts, legal advisors and other professionals hired to assist in the Merger.

c. Risk factors

21

Not applicable. The Merger does not change the risk factors related to the Company.

d. In the case the transaction is set with a related party, were there any alternatives that could have been used to achieve the same objectives, indicating the reasons why they were put aside

There are no possible alternatives that could have been used to achieve the same goals.

e. Replacement ratio

Not applicable.

f. In transactions involving parent companies, subsidiaries or companies under common control

i. Stock exchange ratio calculated in accordance with art. 264 of Law No. 6,404, of 1976

Not applicable. In accordance with the CVM Deliberation 559/2008, since the Merger involves a wholly-owned subsidiary of the Company, the appraisal reports referred to in art. 264 of Law 6,404/76 were not prepared, since such provisions relating to the right of withdrawal are not applicable in the context of this Merger, pursuant to article 137 of Law 6,404/76, as amended.

ii. Detailed description of the negotiation process for the replacement relation and other terms and conditions of the transaction

Not applicable.

iii. If the transaction has been preceded, in the last 12 (twelve) months, by a takeover bid or an equity acquisition in a control block:

• Comparative analysis of the replacement ratio and the price paid for the acquisition of control

Not applicable.

• Reasons that justify any differences in valuation in the different operations

Not applicable.

iv. Justification of why the replacement relation is commutative, with a description of the procedures and criteria adopted to ensure the commutability of the operation or, if the substitution relation is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable.

6. Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes.

A copy of the minutes of the Company's Board of Directors' Meeting held on July 29, 2020 is attached hereto as Exhibit 6(A).

A copy of the minutes of the Company's Fiscal Council Meeting held on July 29, 2020 is attached hereto as Exhibit 6(B).

A copy of the minutes of the Company's Executive Board Meeting held on July 29, 2020 is

22

attached hereto as Exhibit 6(C).

A copy of the minutes of the Bosan’s Executive Board Meeting held on July 29, 2020 is attached hereto as Exhibit 6(D).

7. Copy of studies, presentations, reports, opinions, legal opinions or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation.

A copy of Bosan's appraisal report is attached hereto as Exhibit 7(A).

7.1. Identification of possible conflicts of interest between the financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation.

There is not.

8. Bylaws projects or statutory changes of companies resulting from the operation.

There will be no amendment to the bylaws as a result of the Merger.

9. Financial statements used for the purposes of the transaction, in accordance with specific regulation.

The Company’s and the Merged Company’s audited financial statements were used, on the base date of June 30, 2020.

10. Pro forma financial statements prepared for the purposes of the transaction, in accordance with specific regulation.

In accordance with art. 10 of CVM Instruction 565, of June 15, 2015, the Company’s and the Merged Company’s audited financial statements have not been prepared.

11. Document containing information about the companies directly involved that are not publicly held companies, including:

a. Risk factors, pursuant to items 4.1 and 4.2 of the reference forms.

Given that the Merged Company is a wholly owned subsidiary of the Company, the risk factors are the same as those of the Company.

b. Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the operation, pursuant to item 5.4 of the reference form.

Not applicable.

c. Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference forms.

Bosan is a holding company, which corporate purpose is to participate in the share capital of other companies.

d. Description of the economic group, pursuant to item 15 of the reference form.

The Merged Company is part of the same economic group as the Company.

e. Description of share capital, pursuant to item 17.1 of the reference form.

Bosan is a privately held corporation, with capital stock in the amount of BRL

23

617,175,011.00 (six hundred and seventeen million, one hundred and seventy five thousand and eleven Brazilian reais), divided into 396,773,760 (three hundred and ninety six million, seven hundred and seventy three thousand, seven hundred and sixty) shares, of which 303,055,798 (three hundred and three million, fifty five thousand, seven hundred and ninety eight) are common shares and 93,717,962 (ninety three million, seven hundred and seventeen thousand, nine hundred and sixty two) are preferred shares, registered and with no par value, all held by the Company.

12. Description of the capital and control structure after the transaction, pursuant to item 15 of the reference form.

Given that the Merged Company is a wholly owned subsidiary of the Company, there will be no change in the Company's capital and control structure.

13. Number, class, nature and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by other subjects linked to those companies, as defined by the normative rules on public offering for the acquisition of shares.

Not applicable.

14. Exposure of any of the companies involved in the transaction, or of any subjects related to them, as defined by the normative rules on public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

Not applicable.

15. Report on all transactions carried out in the last 6 (six) months by the subjects indicated below with securities issued by the companies involved in the operation:

a. Companies involved in the operation

i. Private purchasing operations

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

Acquisition, by the Company, of all shares issued by Bosan on January 30, 2020 for the total price of BRL 1,608,772,783.47 (one billion, six hundred and eight million, seven hundred and seventy-two thousand and seven hundred and eighty-three Reais and forty-seven centavos).

ii. Private sales operations

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

iii. Buying operations in regulated markets

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

24

There is not.

iv. Sales operations in regulated markets

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

b. Parties related to companies involved in the operation

i. Private purchasing operations

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

ii. Private sales operations

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

iii. Buying operations in regulated markets

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

iv. Selling operations in regulated markets

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated under the terms of CVM Guidance Opinion 35, of 2008.

Not applicable.

25

EXHIBIT 1

To the Information on the Merger of Bosan Participações S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Private Instrument of Protocol and Justification of Merger of Bosan Participações S.A. by Banco Santander (Brasil) S.A.

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BOSAN PARTICIPAÇÕES S.A. BY BANCO SANTANDER (BRASIL) S.A.

By this private instrument, the managers of the companies qualified below:

1.       BANCO SANTANDER (BRASIL) S.A., a publicly held corporation with authorized capital, headquartered in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 Bl. A, Vila Olímpia, enrolled with the CNPJ/ME under No. 90.400.888/0001-42, herein represented according to its Bylaws (”Merging Company” or “Banco Santander”); and

2.       BOSAN PARTICIPAÇÕES S.A., a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, No. 974, 8th floor, part, District of Santo Agostinho, enrolled with the CNPJ/ME under No. 32.091.564/0001-73, herein represented according to its Bylaws (”Merged Company” or “Bosan”).

(Banco Santander and Bosan are hereinafter referred to jointly as “Parties” and individually as “Party”).

WHEREAS:

I.       Bosan was originally incorporated by the former shareholders of Banco Olé Consignado S.A., a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, No. 974, 8th floor, part, District of Santo Agostinho, enrolled with the CNPJ/ME under No. 71.371.686/0001-75 (”Banco Olé”), in the context of the joint venture created between such shareholders and Banco Santander, in order to concentrate the equity interest held by the former shareholders of Banco Olé in a single investment vehicle;

II.       On January 30, 2020, Banco Santander acquired 100% (one hundred percent) of the shares issued by Bosan held by its shareholders at such time, so that Bosan became, as of such date, a wholly owned subsidiary of Banco Santander;

III.       The only asset of Bosan remains to be the investment that represents 40% (forty percent) of the common shares, registered, with no par value issued by Banco Olé, provided that the remainder of the shares issued by Banco Olé, representing 60% ( sixty percent) of its capital stock, are directly owned by Banco Santander;

IV.       The Parties, for the reasons described below, intend to carry out the merger of Bosan by Banco Santander, under the terms of the current legislation (“Merger”); and

V.       The Merger shall be carried out without the increase of the capital stock of Banco Santander, which means, without diluting its current shareholders, so that the obligations set forth in Chapter III of CVM Instruction No. 565/2015, as amended (“ICVM 565”), are not applicable.

NOW, THEREFORE, the Parties decide to enter into this instrument (“Protocol and Justification”), in accordance with Article 223 and following of Law No. 6,404/1976, as amended, with the purpose of the Merger, provided that this Protocol and Justification shall be submitted to the approval of the respective shareholders of the Parties, through an Extraordinary General Meeting, under the following terms and conditions:

26

1.       CHARACTERISTICS OF THE COMPANIES INVOLVED

1.1.       Banco Santander is a publicly held corporation with authorized capital, with capital stock in the amount of BRL 57,000,000,000.00 (fifty seven billion Brazilian reais), divided into 7,498,531,051 (seven billion, four hundred and ninety eight million, five hundred and thirty one thousand and fifty one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety five thousand and thirty one) are common shares and 3,679,836,020 (three billion, six hundred and seventy nine million, eight hundred and thirty six thousand and twenty) are preferred shares, registered and with no par value.

1.2.       Bosan is a privately held corporation, with capital stock in the amount of BRL 617,175,011.00 (six hundred and seventeen million, one hundred and seventy five thousand and eleven Brazilian reais), divided into 396,773,760 (three hundred and ninety six million, seven hundred and seventy three thousand, seven hundred and sixty) shares, of which 303,055,798 (three hundred and three million, fifty five thousand, seven hundred and ninety eight) are common shares and 93,717,962 (ninety three million, seven hundred and seventeen thousand, nine hundred and sixty two) are preferred shares, registered and with no par value, all held by Banco Santander.

2.       PURPOSE AND JUSTIFICATION OF THE MERGER

2.1.       The purpose of this Protocol and Justification is the proposal for the merger of Bosan by Banco Santander, under the terms of the current legislation.

2.2.       The only reason for the existence of Bosan was to be the investment vehicle of Banco Olé's former shareholders. Once its control is now 100% consolidated by Banco Santander, there is no reason to maintain Bosan's activities. In this sense, the Merger is the most suitable operation to achieve the purposes intended by the Parties, namely, the unification of their activities and management, which shall result in administrative, economic and financial benefits to the Parties' operations and business, including: (i) rationalization and simplification of its corporate structure and, consequently, consolidation and reduction of combined operational expenses and outgoings; (ii) better management of the Parties' operations, assets and cash flows, due to the union of business resources and assets involved in the operation of the Parties.

2.3.       After the Merger, Banco Santander shall continue to perform the activities currently performed by Bosan, which is the participation in the capital stock of other companies.

3.       CONDITIONS OF THE MERGER; NO INCREASE IN THE NET WORTH AND OF RIGHT TO WITHDRAWAL

3.1.       Date for the Merger. The Merger shall be resolved by the Parties at Extraordinary General Meetings to be called in due time and to be held on August 31, 2020.

3.2.       Appraisal of the Net Worth of Bosan. For the purposes of the Merger, the net worth of Bosan was appraised at its book value, according to the balance sheet drawn up on June 30, 2020 (“Base Date”), determined in an appraisal report dated as of July 28, 2020 (“Appraisal Report”), prepared in accordance with the fundamental accounting principles, on a consistent basis, containing all the necessary and sufficient accounting elements for the Merger, allowing the identification of the rights and obligations to be transferred to the equity of Banco Santander, and which constitute Exhibits I and II of this Protocol and Justification.

3.3.       Hiring of a Specialized Company. The managements of the Parties hired PricewaterhouseCoopers Auditores Independentes, headquartered in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th floors and from 13th floor to 17th floor, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 ("Specialized Company"), which declared that (i) there is no conflict or

27

shared interest, current or potential, with the shareholders of the Parties or with the Merger; and (ii) the shareholders or managers of the Parties have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, goods, documents or work methodologies relevant to the quality of the respective conclusions.

3.3.1. The hiring of the Specialized Company shall be subject to ratification by the shareholders of Banco Santander, at the respective Extraordinary General Meeting that decide on this Protocol and Justification, pursuant to article 227 of Law No. 6,404/76.

3.4.       Net Assets Value of Bosan. As determined in the Appraisal Report, the net assets of Bosan to be merged by Banco Santander, based on the value of its net worth on the Base Date, correspond to BRL 700,624,940.21 (seven hundred million, six hundred and twenty four thousand and nine hundred and forty Reais and twenty one centavos).

3.5.       No Increase in Banco Santander Capital and Net Worth. The Merger shall not result in an increase in the net worth of Banco Santander, once 100% (one hundred percent) of the shares issued by the Merged Company are directly owned by Banco Santander, and Banco Santander already has the records of the Merged Company in its consolidated financial statements. In addition, in replacement of the shares that are currently recorded in the consolidated financial statements of Banco Santander, the assets of the Merged Company, after the Merger, shall be directly recorded as assets of Banco Santander. Thus, as a consequence of the intended Merger, it shall be operated in the accounting of Banco Santander the replacement of the assets of the Merged Company represented by its investment account referring to the equity interest in the Merged Company's capital stock by the assets and liabilities included in the balance sheet of the Merged Company, without any change in the capital account.

3.5.1. The totality of the shares representing the capital stock of the Merged Company, which are owned by Banco Santander, shall be extinguished, pursuant to Article 226, paragraph 1st, of Law 6,404/76, therefore it is not possible to consider any exchange relation.

3.5.2. As a result of the provision set forth in item 3.5 above, the capital stock of Banco Santander shall not be changed, with no new shares being issued.

3.5.3. The corporate purpose of Banco Santander shall also not be changed, once the activities performed by the Merged Company are already carried out by Banco Santander and are included in its corporate purpose.

3.5.4. In view of the above, there will be no need for any amendment to the bylaws of Banco Santander as a result of the Merger.

3.6.       Equity Variations. Equity variations appraised in the Merged Company between the Base Date and the date on which the Merger is carried out shall be appropriated by Banco Santander, in compliance with the provisions of article 5th of Circular No. 3,017, of December 6, 2000, of the Brazilian Central Bank.

3.7.       Goodwill. The goodwill recorded by Banco Santander as a result of the acquisition of the shares issued by the Merged Company will, after the Merger, be used for tax purposes by Banco Santander, in accordance with the terms, limits and conditions established in the applicable law. The tax effect to be generated by the amortization of the goodwill, as a result of the Merger, will benefit all shareholders of Banco Santander, without the issuance of new shares.

3.8.       No Right to Withdrawal. Considering that Banco Santander is the sole shareholder of the Merged Company, the provisions relating to the right to withdrawal are not applicable to the Merger, pursuant to Article 137 of Law 6,404/76.

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3.9.       No Relationship of Share Replacement and Appraisal of Net Worth at Market Prices. Pursuant to CVM Deliberation No. 559/08, item I, subitem “b”, of CVM/SEP Circular Letter No. 2/2020 and CVM Process No. 19957.011351/20171-21, the appraisal referred to in article 264 of Law 6,404/76 shall be waived, as it would only result in costs for Banco Santander, without any practical application, considering (i) that, other than Banco Santander itself, there are no shareholders in the capital stock of the Merged Company; therefore the exercise of the right to withdrawal is impaired, as per item 3.8 above; and (ii) the non-occurrence of a capital increase of Banco Santander, and the absence of share replacement (exchange relation), according to items 3.5.1 and 3.5.2 above.

4.       CORPORATE AND REGULATORY APPROVALS

4.1.       The completion of the Merger shall depend on the performance of the following acts:

(i)       Extraordinary General Meeting of Bosan to, in this order, (a) approve this Protocol and Justification; (b) approve the Merger; and (c) authorize the practice, by the managers of Bosan, of all necessary and/or convenient acts for the implementation of the Merger; and

(ii)       Extraordinary General Meeting of Banco Santander to, in this order, (a) ratify the hiring of the Specialized Company; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Merger, with the consequent extinction of the Merged Company; (e) approve the Private Instrument of Protocol and Justification of Merger of Banco Olé; (f) approve the merger of Banco Olé, with the consequent extinction of Banco Olé; and (g) authorize the practice, by the managers of Banco Santander, of all necessary and/or convenient acts for the implementation of the Merger.

4.2.       Without prejudice to the acts indicated in item 4.1 above, the completion of the Merger shall be subject to homologation by the Brazilian Central Bank, pursuant to Resolution No. 4,122, of August 2, 2012.

5.       MISCELLANEOUS

5.1.       Irrevocability and Succession. This Protocol and Justification is entered into on an irrevocable and irreversible basis, binding the Parties and their successors of any title.

5.2.       Extinction of the Merged Company. The completion of the Merger shall lead to the extinction of the Merged Company, which shall be succeeded by Banco Santander in all its goods, rights, assets, obligations and responsibilities, under the terms of the applicable provisions of Law 6,404/76.

5.3.       All real estate properties that make up the assets of the Merged Company, which description and identification are included in the Appraisal Report, as well as the furniture, inventories and equipment, existing in the establishments of the Merged Company or registered in its name, shall become property of Banco Santander as a result of the Merger.

5.3.1. As a result of the Merger, Banco Santander shall hold the equity interest held by Bosan in Banco Olé.

5.4.       The managers of Banco Santander shall be responsible for performing all acts necessary for the implementation of the Merger, including promoting the filing and publication of all acts related to the Merger, pursuant to article 227, paragraph 3rd, of Law 6,404/76, and also to write off, register and amend the enrollments of the Merged Company with the competent federal, state and municipal offices, as well as the maintenance of its accounting books for the legal term.

5.5. This Protocol and Justification may only be changed by means of a written instrument signed by the Parties.

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5.6. All documents mentioned in this Protocol and Justification, from this date, shall be available to the shareholders of Banco Santander at its headquarters, its Investor Relations website (santander.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and B3 SA - Brasil, Bolsa, Balcão.

5.7. The Parties hereby elect the court of the District of São Paulo, State of São Paulo, to resolve all issues arising from this Protocol and Justification, waiving any other, even if it is or may be more privileged.

And so, the Parties have deemed and agreed to execute this “PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BOSAN PARTICIPAÇÕES S.A. BY BANCO SANTANDER (BRASIL) S.A..” in 3 (three) counterparts of equal content and form, for a single effect, in the presence of the 2 (two) undersigned witnesses.

São Paulo, July 29th, 2020.

BANCO SANTANDER (BRASIL) S.A.

________________________________ By: Title:	________________________________ By: Title:

BOSAN PARTICIPAÇÕES S.A.

________________________________ By: Title:	________________________________ By: Title:

Witnesses:

________________________________ Name: ID: CPF:	________________________________ Name: ID: CPF:
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EXHIBIT I

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BOSAN PARTICIPAÇÕES S.A. BY BANCO SANTANDER (BRASIL) S.A.

Entered into on July 29th, 2020.

Balance Sheet of Bosan Participações S.A.

Base Date: June 30, 2020.

Assets

Financial availabilities	-
Fixed income financial investments	1,980,306
Taxes to offset	58,595

Total of Current Assets	2,038,901

Investments	700,437,498

Total of Non-Current Assets	700,437,498

Total Assets	702,476,399

Liabilities

Tax and Social Security	1,851,459

Total Liabilities	1,851,459

Share capital	617,175,011
Legal Reserve	4,767,496
Statutory Reserve	78,682,434

Net Equity	700,624,940

Total Liabilities	702,476,399

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EXHIBIT II

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BOSAN PARTICIPAÇÕES S.A. BY BANCO SANTANDER (BRASIL) S.A.

Entered into on July 29th, 2020.

Appraisal Report of Bosan Participações S.A.

Base Date: June 30, 2020.

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EXHIBIT 6(A)

To the Information on the Merger of Bosan Participações S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Copy of the minutes of the Company's Board of Directors' Meeting held on July 29, 2020.

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Board of Directors Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 3 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Beatriz Outeiro, Secretary.

AGENDA: To resolve on (i) the proposal for the merger of Bosan Participações S.A. (“Bosan”) by the Company (“Proposal for the Merger of Bosan”), under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan by Santander, entered into on July 29, 2020 ("Protocol and Justification of Bosan”); (ii) the proposal for the merger of Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”) by the Company (“Proposal for the Merger of Banco Olé”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé by Santander, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”); and (iii) the call of an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding appraisal reports of the Merged Companies (“Appraisal Reports”); (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the merger of Bosan by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Bosan”), under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the merger of Banco Olé by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Banco Olé” and, jointly with Merger of Bosan, the “Mergers”), under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

RESOLUTIONS: Made the necessary clarifications, the attending members of the Board of Directors resolved:

(iv)      To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, the Proposal for the Merger of Bosan, under the terms of the Protocol and Justification of Bosan. The Protocol and Justification of Bosan establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself in the capital stock of Bosan, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Bosan for shares issued by the Company, as well the intended Merger of Bosan will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Directors also expressed themselves

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in favor of the Merger of Bosan and decided to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting, as well authorized the signature of the Protocol and Justification of Bosan by the management bodies and the publication of a material fact, pursuant to CVM Instruction 358/02, as amended.

(v)        To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, and subsequent act to the Merger of Bosan as item (i) above, the Proposal for the Merger of Banco Olé, under the terms of the Protocol and Justification of Banco Olé. The Protocol and Justification of Banco Olé establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself, whether directly and/or indirectly, in the capital stock of Banco Olé, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Banco Olé for shares issued by the Company, as well the intended Merger of Banco Olé will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Directors also expressed themselves in favor of the Merger of Banco Olé and decided to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting, as well authorized the signature of the Protocol and Justification of Banco Olé by the management bodies and the publication of a material fact, pursuant to CVM Instruction 358/02, as amended.

(vi)      To call an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding Appraisal Reports; (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the Merger of Bosan, under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the Merger of Banco Olé, under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Beatriz Outeiro, Secretary. Directors: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Beatriz Outeiro

Secretary

(This signature page belongs to the minutes of the Board of Directors' meeting of

Banco Santander (Brasil) S.A. held on July 29, 2020, at 3:00 pm).

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EXHIBIT 6(B)

To the Information on the Merger of Bosan Participações S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Copy of the minutes of the Company's Fiscal Council Meeting held on held on July 29, 2020.

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Fiscal Council Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 4 p.m., by videoconference, the Fiscal Council of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the members fully representing the Company’s Fiscal Council.

MEETING BOARD: João Guilherme de Andrade So Consiglio, Chairman. Beatriz Outeiro, Secretary.

AGENDA: (a) Analyze and issue an opinion on the proposal for the merger of Bosan Participações S.A. (“Bosan”) by the Company (“Proposal for the Merger of Bosan”), under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan by Santander, entered into on July 29, 2020 ("Protocol and Justification of Bosan”); and (b) Analyze and issue an opinion on the proposal for the merger of Banco Olé Consignado S.A. (“Banco Olé”) by the Company (“Proposal for the Merger of Banco Olé” and, jointly with Proposal for the Merger of Bosan, the “Proposals for the Mergers”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé by Santander, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”).

RESOLUTIONS: The members of the Fiscal Council, in the exercise of their legal and statutory duties, especially Article 163, item III, of Law No. 6,404/76, as amended, (i) proceeded to examine the Proposal for the Merger of Bosan and the Protocol and Justification of Bosan, and, based on the examinations made and the clarifications provided by the Company's Management, issued a favorable opinion on the Proposal for the Merger of Bosan, with the merger of Bosan by the Company and the consequent extinction of Bosan; and (ii) proceeded to examine the Proposal for the Merger of Banco Olé and the Protocol and Justification of Banco Olé, and, based on the examinations made and the clarifications provided by the Company's Management, issued a favorable opinion on the Proposal for the Merger of Banco Olé, with the merger of Banco Olé by the Company and the consequent extinction of Banco Olé, subsequent act to the Merger of Bosan as item (i) above. Accordingly, the Proposals for the Mergers are in conditions to be submitted and resolved by the Extraordinary General Meeting of the Company.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: João Guilherme de Andrade So Consiglio, Chairman. Beatriz Outeiro, Secretary. Members of the Fiscal Council: Mr. João Guilherme de Andrade So Consiglio – Chairman; Mr. Antônio Melchiades Baldisera e Ms. Louise Barsi – Members.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Fiscal Council Meetings Book of the Company.

Beatriz Outeiro

Secretary

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EXHIBIT 6(C)

To the Information on the Merger of Bosan Participações S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Copy of the minutes of the Company's Executive Board Meeting held on July 29, 2020.

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Board of Executive Officers Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 3 p.m., the Board of Executive Officers of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met at the Company’s headquarters, with the attendance of the undersigned members of the Board.

MEETING BOARD: Ede Ilson Viani, Chairman. Beatriz Outeiro, Secretary.

AGENDA: To resolve on (i) the proposal for the merger of Bosan Participações S.A. (“Bosan”) by the Company (“Proposal for the Merger of Bosan”), under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan by Santander, entered into on July 29, 2020 ("Protocol and Justification of Bosan”); and (ii) the proposal for the merger of Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”) by the Company (“Proposal for the Merger of Banco Olé”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé by Santander, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”).

RESOLUTIONS: Made the necessary clarifications, the attending members of the Board of Executive Officers resolved:

(vii)     To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, the Proposal for the Merger of Bosan, under the terms of the Protocol and Justification of Bosan. The Protocol and Justification of Bosan establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself in the capital stock of Bosan, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Bosan for shares issued by the Company, as well the intended Merger of Bosan will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Executive Officers also expressed themselves in favor of the Merger of Bosan and decided to submit it to the Board of Directors of the Company to, if the Board of Directors understands it is the case, to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting.

(viii)   To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, and subsequent act to the Merger of Bosan as item (i) above, the Proposal for the Merger of Banco Olé, under the terms of the Protocol and Justification of Banco Olé. The Protocol and Justification of Banco Olé establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself, whether directly and/or indirectly, in the capital stock of Banco Olé, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling

36

shareholders of Banco Olé for shares issued by the Company, as well the intended Merger of Banco Olé will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Executive Officers also expressed themselves in favor of the Merger of Banco Olé and decided to submit it to the Board of Directors of the Company to, if the Board of Directors understands it is the case, to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Ede Ilson Viani, Chairman. Beatriz Outeiro, Secretary. Officers: Alessandro Tomao, Angel Santodomingo Martell, Antonio Pardo de Santayana Montes, Carlos Rey de Vicente, Ede Ilson Viani, Jean Pierre Dupui, Juan Sebastian Moreno Blanco, Mário Roberto Opice Leão, Amâncio Acurcio Gouveia and Reginaldo Antônio Ribeiro.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Executive Officers Meetings Book of the Company.

Beatriz Outeiro

Secretary

(This signature page belongs to the minutes of the meeting of the Executive Board of Banco Santander (Brasil) S.A., held on July 29, 2020, at 3:00 pm).

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EXHIBIT 6(D)

To the Information on the Merger of Bosan Participações S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Copy of the minutes of the Bosan’s Executive Board Meeting held on July 29, 2020.

BOSAN PARTICIPAÇÕES S.A.

Corporate Taxpayers ID (CNPJ/ME) No. 32.091.564/0001-73

Company Registration (NIRE) 31.300.123.502

Minutes of the Board of Executive Officers Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 3 p.m., in the headquarters of Bosan Participações S.A. (“Bosan” or “Company”), located at Rua Alvarenga Peixoto No. 974, 8th floor, part, District of Santo Agostinho, City of Belo Horizonte, State of Minas Gerais, the Company’s Board of Executive Officers has met, with the attendance of all of its members.

MEETING BOARD: Francisco Soares da Silva Junior, Chairman. Beatriz Arruda Outeiro, Secretary.

AGENDA: To resolve on (i) the proposal for the merger of the Company by Banco Santander (Brasil) S.A. (“Merging Company” and “Proposal for the Merger”), under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan Participações S.A. by Banco Santander (Brasil) S.A., entered into on July 29, 2020 ("Protocol and Justification”); (ii) the call of an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to approve the Protocol and Justification; (b) to approve the merger of the Company by the Merging Company (“Merger”), with the consequent extinction of the Company; and (c) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Merger.

RESOLUTIONS: Made the necessary clarifications, the attending members of the Board of Executive Officers resolved:

(ix)      To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, the Proposal for the Merger of the Company, under the terms of the Protocol and Justification. The Protocol and Justification establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Merging Company. Due to the absence of shareholders other than the Merging Company itself in the capital stock of the Company, there will be no substitution of shares of non-controlling shareholders of the Company for shares issued by the Merging Company, as well the intended Merger will not result in an increase in the capital stock of the Merging Company, nor, any change in the equity interest of the shareholders of the Merging Company. The members of the Board of Executive Officers also expressed themselves in favor of the Merger and decided to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting, as well authorized the signature of the Protocol and Justification; and

(x)        To call an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to approve the Protocol and Justification; (b) to approve the Merger, with the consequent extinction of the Company; (c) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Merger.

38

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Francisco Soares da Silva Junior, Chairman. Beatriz Arruda Outeiro, Secretary. Officers: Francisco Soares da Silva Júnior – Chief Executive Officer; Álvaro Alexis Loureiro Junior – Vice-President Executive Officer; and Ricardo Oishi Sonoda – Executive Officer.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Executive Officers Meetings Book of the Company.

Beatriz Arruda Outeiro

Secretary

39

EXHIBIT 7(A)

To the Information on the Merger of Bosan Participações S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Copy of Bosan's appraisal report.

40

Bosan Participações S.A.

Appraisal report of the net book equity evaluated according to the accounting books on June 30, 2020

41

Appraisal report of the net book equity evaluated according to the accounting books

To the Shareholders and Officers Bosan Participações S.A.

Auditing firm

1.	PricewaterhouseCoopers Auditores Independentes, professional partnership, located in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled with the Corporate Taxpayers’ Registry with the Ministry of Economy (“CNPJ/ME”) under number 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its Articles of Incorporation registered with the 4th Registry of Titles and Documents of Legal Entities of São Paulo-SP on September 17, 1956, and amendments registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP, and its last amendment dated as of November 1, 2019, registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP under No. 152.080, on January 21, 2020, represented by its quotaholder undersigned, Mr. Paulo Rodrigo Pecht, Brazilian citizen, married, accountant, bearer of the Identity Card RG under No. 25318910-X. enrolled with the CPF under No. 251.859.928-24 and with the Regional Accounting Council of the State of São Paulo under No. 1SP213429/O-7, resident and domiciled in the State of São Paulo, with offices in the same address as the represented, appointed as expert by the management of Banco Santander Brasil S.A. to proceed with the appraisal report of the net equity of Bosan Participações S.A. (“Company”) on June 30, 2020, summarized in Exhibit I, according to the accounting practices in Brazil, presents the results of its work below.

Purpose

2.	The appraisal report of the net book equity on June 30, 2020 of Bosan Participações S.A. was prepared for the purpose of the merger of the Company into Banco Santander Brasil S.A. on August 31, 2020.

Responsibility of the management regarding the accounting information

3.	The management of the Company is responsible for the accounting bookkeeping and preparation of the accounting information in accordance with the accounting practices in Brazil, as well as responsible for the relevant internal controls that the management established as necessary to allow the preparation of such accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in Exhibit II of the appraisal report.
42

Bosan Participações S.A.

Scope of work and responsibility of the independent auditors

4.	Our responsibility is to express a conclusion on the book value of the net equity of the Company on June 30, 2020, based on the work conducted in accordance with the Technical Communication No. 03/2014 (R1) issued by the Brazilian Institute of Independent Auditors (IBRACON), which establish rules for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Federal Accounting Council, which establish technical and professional standards to be observed by accountants for the issuance of appraisal reports. Thus, we are able to review the Company’s balance sheet in accordance with Brazilian and international auditing standards that requires the compliance with ethical requirements by the auditor and that the audit is planned and executed with the purpose of obtaining reasonable safety so that the evaluated net book equity to prepare our appraisal report is free from material misstatement.

5.	An audit involves the execution of selected procedures to obtain evidence regarding accounted values. The selected procedures depend on the judgment of the auditor, including the risk assessment of material misstatement of the net equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the relevant internal controls to prepare the Company’s balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of these internal controls of the Company. An audit also includes the assessment of the suitability of accounting policies and reasonableness of the accounting estimates made by the management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6.	Based on this work, we conclude that the amount of BRL 700,624,940.21, according to the balance sheet on June 30, 2020, registered in the accounting books and summarized in Exhibit I represents, in all relevant aspects, the net book equity of Bosan Participações S.A., evaluated in accordance to the accounting practices in Brazil.

São Paulo, July 28, 2020

PricewaerhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Rodrigo Pecht
Contador CRC 1SP213429/O-7

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Exhibit I of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020 Bosan Participações S.A.

Summarised balance sheet On June 30, 2020

Assets Brazilian	Reais Liabilities and net equity

Brazilian Reais

Current assets	2,038,900.81	Current liability	1,851,458.75
Cash and cash equivalents Other	1,980,306.04 58,594.77	Tax and social security	1,851,458.75
receivables
Non-current assets	700,437,498.15	Total liabilities	1,851,458.75
Fixed assets
Investments	700,437,498.15	Net equity Corporate capital	617,175,011.00
		Legal reserve	4,707,496.08
		Statutory reserve	78,682,433.13
		Total net equity	700,624,940.21
Total assets	702,476,398.96	Total equity and liabilities	702,476,398.96

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Bosan Participações, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

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Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Bosan Participações S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

1.	Basis for preparing the balance sheet and summary of the main accounting practices

The balance sheet on June 30, 2020 was prepared for the purpose of evaluating the net equity of Bosan Participações S.A. for its merger into Banco Santander (Brasil) S.A. on August 31, 2020.

The balance sheet on June 30, 2020 was prepared and it is being presented in accordance with the accounting practices in Brazil, including pronouncements issued by the Brazilian Accounting Practice Committee (CPC).

To prepare this financial information, it is necessary to use certain critical accounting estimates and the exercise of judgment by the management of the Company in the implementation process of the accounting practices. The areas requiring a higher level of judgment and that have greater complexity, as well as those whose assumptions and estimates are significant for the balance sheet, are disclosed below.

The most significant accounting practices used to prepare the balance sheet are presented below.

1.1.	Functional and presentation currency

The functional currency of the Company is Brazilian Real, same currency for the preparation and presentation of the Company’s balance sheet.

1.2.	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term highly liquid investments, with original terms of up to three months, and with an insignificant risk of change in its value.

1.3.	Ascertaining of income

The Company adopts the Accrual Basis for the registration of its transactions.

1.4.	Financial investments

Financial investments are stated at the acquisition cost, plus income earned on a pro rata basis and decreased from the provision for income tax and tax on financial transactions.

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Bosan Participações, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

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Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Bosan Participações S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020
In Reais, except when indicated otherwise

1.5.	Segregation of deadlines

The assets and liabilities due up to the end of the next fiscal year are classified as Current assets and liabilities and those exceeding this term as Non-current assets and liabilities.

1.6.	Rights and obligations

Updated to contractual rates and financial charges that do not exceed those on financial market, that are applicable by the Accrual Basis, so that reflect the amounts incurred up to the balance sheet date.

1.7.	Income tax and social contribution

The Income Tax and Social Contribution of the fiscal year are ascertained based on the real profits, considering the rates, exclusions and additions provided for in the tax legislation.

1.8.	Investments

The relevant investment on affiliated companies are evaluated on the equity method of accounting.

1.9.	Accounting estimates

The preparation of the financial statement requires that the management of the Company make estimates for the registration of certain transactions that affect its assets and liabilities, incomes and expenses, as well as the disclosure of information about its financial statement. The results of these transactions, when effective in subsequent periods, may differ from these estimates.

***

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Bosan Participações, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

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EXHIBIT III(B)

Information on Appraisers

(according to Article 21 of the CVM Instruction No. 481/09)

1. List the appraisers recommended by management

PricewaterhouseCoopers Auditores Independentes.

2. Describe the training of recommended appraisers

PricewaterhouseCoopers Auditores Independentes was appointed by the management of Banco Santander Brasil to prepare the appraisal report of Bosan’s net equity primarily because it is the company that carries out the audit of Bosan, which makes it the most qualified company to confirm Bosan’s net equity value, as well as ensuring synergies between the examinations recently carried out and the abovementioned appraisal. Additionally, PwC has extensive experience in works of this nature, with several similar reports filed with the Brazilian Securities and Exchange Commission.

3. Provide a copy of the work proposals and wages of recommended appraisers

A copy of the appraiser’s work and fee proposal was made available to the Company’s shareholders, through Sistema Empresas.NET, which can be consulted on the CVM website (www.cvm.gov.br) and B3 website (www.b3. com).

4. Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that address this matter

PwC provides audit services to the controlling shareholder of the Company, its subsidiaries and the Company’s subsidiaries.

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EXHIBIT IV

BOARD PROPOSAL FOR THE MERGER, BY THE COMPANY, OF BANCO OLÉ CONSIGNADO S.A., TO BE ANALYZED AT THE EXTRAORDINARY GENERAL MEETING CALLED FOR AUGUST 31, 2020

In order to simplify the Company's operating structure, the Board understands that the merger by Banco Santander (Brasil) S.A. (“Company”) of Banco Olé Consignado S.A. (“Banco Olé” or “Merged Company”), the Company's wholly-owned, whether directly and/or indirectly, through the transference of the totality of the Merged Company's net equity in the amount of BRL 1,751,093,745.37 (one billion, seven hundred and fifty one million, ninety three thousand and seven hundred and forty five Reais and thirty seven centavos) to the Company, is a viable alternative to considerably reduce the administration costs, insofar as the number of companies under the Company’s management decreases, among other factors.

Accordingly, and in compliance with the CVM Instruction No. 481/09, as amended, the Company's management makes available to shareholders the following documents, which are in the form of attachments hereto:

Exhibit IV(A): Information on the Merger of Banco Olé Consignado S.A. by the Company (pursuant to Article 20-A of the CVM Instruction No. 481/09)

Exhibit IV(B): Information on Appraisers (according to Article 21 of the CVM Instruction No. 481/09)

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EXHIBIT IV(A)

Information on the Merger of Banco Olé Consignado S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

1. Protocol and justification of the operation, pursuant to arts. 224 and 225 of Law No. 6,404, of 1976.

The “Private Instrument of Protocol and Justification for the Merger of Banco Olé Consignado S.A. by Banco Santander (Brasil) S.A.” is attached hereto as Exhibit 1.

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by subsistent companies or resulting from the operation, that are filed at the company's headquarters or to which the company's controller is a party.

There is not.

3. Description of the operation, including:

a. Terms and conditions.

The transaction consists of the merger, by Banco Santander (Brasil) S.A. (“Company”), of Banco Olé Consignado S.A. (“Banco Olé” or “Merged Company”), a Company's wholly-owned subsidiary, whether directly and/or indirectly, by the transference of the totality of the Merged Company's net equity in the amount of BRL 1,751,093,745.37 (one billion, seven hundred and fifty one million, ninety three thousand, seven hundred and forty five Reais and thirty seven centavos) to the Company (“Merger”).

The Merger shall not result in an increase in the net worth of the Company, since 100% (one hundred percent) of the shares issued by the Merged Company are, whether directly and/or indirectly, owned by the Company, which already has the records of the Merged Company in its consolidated financial statements.

In addition, in replacement of the shares that are currently recorded in the Company’s consolidated financial statements, the Merged Company’s assets, after the Merger, shall be directly recorded as assets of the Company. Thus, as a consequence of the intended Merger, it shall be operated in the Company’s accounting the replacement of the Merged Company’s assets represented by its investment account referring to the equity interest in the Merged Company’s capital stock, by the assets and liabilities included in its balance sheet, without any change in the capital account.

Additionally, there will be no replacement relation between the shares of the Company and those of the Merged Company. There will be no change in the composition of the Company's capital stock as a result of the Merger, and the Merger will not result in any change to the Company's bylaws.

b. Obligations to indemnify:

i. The managers of any of the involved companies.

There is not.

ii. If the operation does not take place.

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There is not.

c. Comparative table of the rights, advantages and restrictions of the involved or resulting companies’ shares, before and after the operation.

Not applicable, as there will be no changes.

d. Possible need for approval by debenture holders or other creditors.

There is not.

e. Active and passive elements that will form each portion of the equity, in the event of a spin-off.

Not applicable.

f. Resulting companies’ intention of obtaining the registration of a securities issuer.

Not applicable, since the Company will remain as a publicly held company after the Merger.

4. Plans for conducting social business, especially with regard to specific corporate events that are intended to be promoted.

Except for the Extraordinary General Meeting to be held on August 31, 2020, the Company does not envisage any other specific corporate events in connection with the Merger.

5. Analysis of the following aspects of the operation:

a. Description of the main expected benefits, including

i. Synergies

Considering that the activities currently carried out by the Merged Company are fully reflected in the Company's financial statements, the Merger seeks to reduce operating costs related to the maintenance and management of the companies in the Company's economic group by concentrating the activities carried out by the Merged Company in Company.

ii. Tax benefits

The goodwill recorded by Banco Santander as a result of the acquisition of the shares issued by the Merged Company will, after the Merger, be used for tax purposes by Banco Santander, in accordance with the terms, limits and conditions established in the applicable law. The tax effect to be generated by the amortization of the goodwill, as a result of the Merger, will benefit all shareholders of Banco Santander, without the issuance of new shares.

iii. Strategic advantages

The Merger aims to unify the payroll loan activities, currently carried out by Banco Olé and by the Company, in a single company.

b. Costs

The managements of the Company and the Merged Company estimate that the costs of carrying out the Merger will be, for these companies, together, in the order of approximately R$ 200,000.00 (two hundred thousand Reais), including expenses related to the publication of corporate acts, auditors, experts, legal advisors and other professionals hired to assist in the Merger.

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c. Risk factors

Not applicable. The Merger does not change the risk factors related to the Company.

d. In the case the transaction is set with a related party, were there any alternatives that could have been used to achieve the same objectives, indicating the reasons why they were put aside

There are no possible alternatives that could have been used to achieve the same goals.

e. Replacement ratio

Not applicable.

f. In transactions involving parent companies, subsidiaries or companies under common control

i. Stock exchange ratio calculated in accordance with art. 264 of Law No. 6,404, of 1976

Not applicable. In accordance with the CVM Deliberation 559/2008, since the Merger involves a wholly-owned subsidiary of the Company, whether directly and/or indirectly, the appraisal reports referred to in art. 264 of Law 6,404/76 were not prepared, since such provisions relating to the right of withdrawal are not applicable in the context of this Merger, pursuant to article 137 of Law 6,404/76, as amended.

ii. Detailed description of the negotiation process for the replacement relation and other terms and conditions of the transaction

Not applicable.

iii. If the transaction has been preceded, in the last 12 (twelve) months, by a takeover bid or an equity acquisition in a control block:

• Comparative analysis of the replacement ratio and the price paid for the acquisition of control

Not applicable.

• Reasons that justify any differences in valuation in the different operations

Not applicable.

iv. Justification of why the replacement relation is commutative, with a description of the procedures and criteria adopted to ensure the commutability of the operation or, if the substitution relation is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable.

6. Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes.

A copy of the minutes of the Company's Board of Directors' Meeting held on July 29, 2020 is attached hereto as Exhibit 6(A).

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A copy of the minutes of the Company's Fiscal Council Meeting held on July 29, 2020 is attached hereto as Exhibit 6(B).

A copy of the minutes of the Company's Executive Board Meeting held on July 29, 2020 is attached hereto as Exhibit 6(C).

A copy of the minutes of the Banco Olé’s Executive Board Meeting held on July 29, 2020 is attached hereto as Exhibit 6(D).

7. Copy of studies, presentations, reports, opinions, legal opinions or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation.

A copy of Banco Olé’s appraisal report is attached hereto as Exhibit 7(A).

7.1. Identification of possible conflicts of interest between the financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation.

There is not.

8. Bylaws projects or statutory changes of companies resulting from the operation.

There will be no amendment to the bylaws as a result of the Merger.

9. Financial statements used for the purposes of the transaction, in accordance with specific regulation.

The Company’s and the Merged Company’s audited financial statements were used, on the base date of June 30, 2020.

10. Pro forma financial statements prepared for the purposes of the transaction, in accordance with specific regulation.

In accordance with art. 10 of CVM Instruction 565, of June 15, 2015, the Company’s and the Merged Company’s audited financial statements have not been prepared.

11. Document containing information about the companies directly involved that are not publicly held companies, including:

a. Risk factors, pursuant to items 4.1 and 4.2 of the reference forms.

Given that the Merged Company is a wholly owned subsidiary of the Company, whether directly and/or indirectly, the risk factors are the same as those of the Company.

b. Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the operation, pursuant to item 5.4 of the reference form.

Not applicable.

c. Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference forms.

Banco Olé has as the corporate purpose of performing active, passive and accessory operations and services authorized to multiple banks with investment and credit, financing and investment portfolios, permitted by applicable laws and provisions, as well as participating in the capital stock of other companies in accordance with the legal and

52

regulatory provisions in force

d. Description of the economic group, pursuant to item 15 of the reference form.

The Merged Company is part of the same economic group as the Company.

e. Description of share capital, pursuant to item 17.1 of the reference form.

Banco Olé is a privately held corporation, with capital stock in the amount of BRL 724,000,000.00 (seven hundred and twenty four million Brazilian reais), divided into 435,599,100 (four hundred and thirty five million, five hundred and ninety nine thousand and one hundred) common shares, registered and with no par value, of which 60% (sixty percent) is held by the Company and 40% (forty percent) is held by Bosan.

12. Description of the capital and control structure after the transaction, pursuant to item 15 of the reference form.

Given that the Merged Company is a wholly owned subsidiary of the Company, whether directly and/or indirectly, there will be no change in the Company's capital and control structure.

13. Number, class, nature and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by other subjects linked to those companies, as defined by the normative rules on public offering for the acquisition of shares.

Not applicable.

14. Exposure of any of the companies involved in the transaction, or of any subjects related to them, as defined by the normative rules on public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

Not applicable.

15. Report on all transactions carried out in the last 6 (six) months by the subjects indicated below with securities issued by the companies involved in the operation:

a. Companies involved in the operation

i. Private purchasing operations

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

Indirect acquisition, by the Company, of 40% (forty percent) of the shares issued by Banco Olé (through the acquisition of all the shares issued by Bosan) on January 30, 2020 for the total price of BRL 1,608,772,783.47 (one billion, six hundred and eight million, seven hundred and seventy-two thousand and seven hundred and eighty-three Reais and forty-seven centavos).

ii. Private sales operations

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

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• other relevant conditions

There is not.

iii. Buying operations in regulated markets

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

iv. Sales operations in regulated markets

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

b. Parties related to companies involved in the operation

i. Private purchasing operations

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

ii. Private sales operations

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

iii. Buying operations in regulated markets

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

There is not.

iv. Selling operations in regulated markets

• the average price

• number of actions involved

• security involved

• percentage in relation to the class and nature of the security

• other relevant conditions

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There is not.

16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated under the terms of CVM Guidance Opinion 35, of 2008.

Not applicable.

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EXHIBIT 1

To the Information on the Merger of Banco Olé Consignado S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Private Instrument of Protocol and Justification of Merger of Banco Olé Consignado S.A. by Banco Santander (Brasil) S.A.

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.

By this private instrument, the managers of the companies qualified below:

1.       BANCO SANTANDER (BRASIL) S.A., a publicly held corporation with authorized capital, headquartered in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 Bl. A, Vila Olímpia, enrolled with the CNPJ/ME under No. 90.400.888/0001-42, herein represented according to its Bylaws (”Merging Company” or “Banco Santander”); and

2.       BANCO OLÉ CONSIGNADO S.A., a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, No. 974, 8th floor, District of Santo Agostinho, enrolled with the CNPJ/ME under No. 71.371.686/0001-85, herein represented according to its Bylaws (”Merged Company” or “Banco Olé”).

(Banco Santander and Banco Olé are hereinafter referred to jointly as “Parties” and individually as “Party”).

WHEREAS:

I.       Banco Olé is the result of a joint venture between Banco Bonsucesso (currently Banco BS2 S.A.) and Banco Santander, being one of the main players in the market of credit products and solutions;

II.       Banco Santander and Bosan Participações S.A., a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, 974, 8th floor, part, District of Santo Agostinho, enrolled with CNPJ/ME under No. 32.091.564/0001-73, herein represented according to its bylaws (“Bosan”), a wholly owned subsidiary of Banco Santander which only asset consists of the investment that represents 40% (forty percent) of the common shares, registered, with no par value issued by Banco Olé, intend to proceed with the merger of Bosan by Banco Santander;

III.       Subsequently to the merger of Bosan by Banco Santander, the Parties, for the reasons described below, intend to carry out the merger of Banco Olé by Banco Santander, under the terms of the current legislation (“Merger”); and

IV.       The Merger shall be carried out without the increase of the capital stock of Banco Santander, which means, without diluting its current shareholders, so that the obligations set forth in Chapter III of CVM Instruction No. 565/2015, as amended (“ICVM 565”), are not applicable.

NOW, THEREFORE, the Parties decide to enter into this instrument (“Protocol and Justification”), in accordance with Article 223 and following of Law No. 6,404/1976, as amended, with the purpose of the Merger, provided that this Protocol and Justification shall be submitted to the approval of the respective shareholders of the Parties, through an Extraordinary General Meeting, under the following terms and conditions:

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1.       CHARACTERISTICS OF THE COMPANIES INVOLVED

1.1.       Banco Santander is a publicly held corporation with authorized capital, with capital stock in the amount of BRL 57,000,000,000.00 (fifty seven billion Brazilian reais), divided into 7,498,531,051 (seven billion, four hundred and ninety eight million, five hundred and thirty one thousand and fifty one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety five thousand and thirty one) are common shares and 3,679,836,020 (three billion, six hundred and seventy nine million, eight hundred and thirty six thousand and twenty) are preferred shares, registered and with no par value.

1.2.       Banco Olé is a privately held corporation, with capital stock in the amount of BRL 724,000,000.00 (seven hundred and twenty four million Brazilian reais), divided into 435,599,100 (four hundred and thirty five million, five hundred and ninety nine thousand and one hundred) common shares, registered and with no par value, of which 60% (sixty percent) is held by Banco Santander and 40% (forty percent) is held by Bosan.

2.       PURPOSE AND JUSTIFICATION OF THE MERGER

2.1.       The purpose of this Protocol and Justification is the proposal for the merger of Banco Olé by Banco Santander, under the terms of the current legislation.

2.2.       It is understood that the Merger is beneficial to the Parties and, consequently, their shareholders, since the unification of their activities and management shall result in administrative, economic and financial benefits to the Parties' operations and business, including: (i) rationalization and simplification of its corporate structure and, consequently, consolidation and reduction of combined operational expenses and outgoings; (ii) the unification of the credit activities currently carried out by Banco Santander and Banco Olé into a single company; and (iii) better management of the Parties' operations, assets and cash flows, due to the union of business resources and assets involved in the operation of the Parties.

2.3.       After the Merger, Banco Santander shall continue to perform the activities currently performed by Banco Olé, which is, active, passive and accessory operations and services authorized to multiple banks with investment and credit, financing and investment portfolios, permitted by applicable laws and provisions, as well as participating in the capital stock of other companies in accordance with the legal and regulatory provisions in force.

2.3.1. The Merger is being carried out in order to enable the assimilation by Banco Santander of all operational expertise, as well technical and operational training of Banco Olé in the credit activities. In this sense, the contracts of Banco Santander and Banco Olé shall be unified into a single code and all processes shall be implemented together with the agreements and the payroll discount processors (portals), in order to cause the least possible impact and without the occurrence of any damage to the parties involved or solution of continuity, especially Banco Olé’s customers.

3.       CONDITIONS OF THE MERGER; NO INCREASE IN THE NET WORTH AND OF RIGHT TO WITHDRAWAL

3.1.       Date for the Merger. The Merger shall be resolved by the Parties at Extraordinary General Meetings to be called in due time and to be held on August 31, 2020.

3.2.       Appraisal of the Net Worth of Banco Olé. For the purposes of the Merger, the net worth of Banco Olé was appraised at its book value, according to the balance sheet drawn up on June 30, 2020 (“Base Date”), determined in an appraisal report dated as of July 28, 2020 (“Appraisal Report”), prepared in accordance with the fundamental accounting principles, on a consistent basis, containing all the necessary and sufficient accounting

57

elements for the Merger, allowing the identification of the rights and obligations to be transferred to the equity of Banco Santander, and which constitute Exhibits I and II of this Protocol and Justification.

3.3.       Hiring of a Specialized Company. The managements of the Parties hired PricewaterhouseCoopers Auditores Independentes, headquartered in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th floors and from 13th floor to 17th floor, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 ("Specialized Company"), which declared that (i) there is no conflict or shared interest, current or potential, with the shareholders of the Parties or with the Merger; and (ii) the shareholders or managers of the Parties have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, goods, documents or work methodologies relevant to the quality of the respective conclusions.

3.3.1. The hiring of the Specialized Company shall be subject to ratification by the shareholders of Banco Santander, at the respective Extraordinary General Meeting that decide on this Protocol and Justification, pursuant to article 227 of Law No. 6,404/76.

3.4.       Net Assets Value of Banco Olé. As determined in the Appraisal Report, the net assets of Banco Olé to be merged by Banco Santander, based on the value of its net worth on the Base Date, correspond to BRL 1,751,093,745.37 (one billion, seven hundred and fifty one million, ninety three thousand and seven hundred and forty five Reais and thirty seven centavos).

3.5.       No Increase in Banco Santander Capital and Net Worth. The Merger shall not result in an increase in the net worth of Banco Santander, once 100% (one hundred percent) of the shares issued by the Merged Company are, directly and/or indirectly, owned by Banco Santander, and Banco Santander already has the records of the Merged Company in its consolidated financial statements. In addition, in replacement of the shares that are currently recorded in the consolidated financial statements of Banco Santander, the assets of the Merged Company, after the Merger, shall be directly recorded as assets of Banco Santander. Thus, as a consequence of the intended Merger, it shall be operated in the accounting of Banco Santander the replacement of the assets of the Merged Company represented by its investment account referring to the equity interest in the Merged Company's capital stock by the assets and liabilities included in the balance sheet of the Merged Company, without any change in the capital account.

3.5.1. The totality of the shares representing the capital stock of the Merged Company, which are owned by Banco Santander, shall be extinguished, pursuant to Article 226, paragraph 1st, of Law 6,404/76, therefore it is not possible to consider any exchange relation.

3.5.2. As a result of the provision set forth in item 3.5 above, the capital stock of Banco Santander shall not be changed, with no new shares being issued.

3.5.3. The corporate purpose of Banco Santander shall also not be changed, once the activities performed by the Merged Company are already carried out by Banco Santander and are included in its corporate purpose.

3.5.4. In view of the above, there will be no need for any amendment to the bylaws of Banco Santander as a result of the Merger.

3.6.       Equity Variations. Equity variations appraised in the Merged Company between the Base Date and the date on which the Merger is carried out shall be appropriated by Banco Santander, in compliance with the provisions of article 5th of Circular No. 3,017, of December 6, 2000, of the Brazilian Central Bank.

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3.7.       Goodwill. The goodwill recorded by Banco Santander as a result of the acquisition of the shares issued by the Merged Company will, after the Merger, be used for tax purposes by Banco Santander, in accordance with the terms, limits and conditions established in the applicable law. The tax effect to be generated by the amortization of the goodwill, as a result of the Merger, will benefit all shareholders of Banco Santander, without the issuance of new shares.

3.8.       No Right to Withdrawal. Considering that Banco Santander is the sole shareholder, whether directly and/or indirectly, of the Merged Company, the provisions relating to the right to withdrawal are not applicable to the Merger, pursuant to Article 137 of Law 6,404/76.

3.9.       No Relationship of Share Replacement and Appraisal of Net Worth at Market Prices. Pursuant to CVM Deliberation No. 559/08, item I, subitem “b”, of CVM/SEP Circular Letter No. 2/2020 and CVM Process No. 19957.011351/20171-21, the appraisal referred to in article 264 of Law 6,404/76 shall be waived, as it would only result in costs for Banco Santander, without any practical application, considering (i) that, other than the Banco Santander itself, whether directly and/or indirectly, there are no shareholders in the capital stock of the Merged Company; therefore the exercise of the right to withdrawal is impaired, as per item 3.8 above; and (ii) the non-occurrence of a capital increase of Banco Santander, and the absence of share replacement (exchange relation), according to items 3.5.1 and 3.5.2 above.

4.       CORPORATE AND REGULATORY APPROVALS

4.1.       The completion of the Merger shall depend on the performance of the following acts:

(i)       Extraordinary General Meeting of Banco Olé to, in this order, (a) approve this Protocol and Justification; (b) approve the Merger; and (c) authorize the practice, by the managers of Banco Olé, of all necessary and/or convenient acts for the implementation of the Merger; and

(ii)       Extraordinary General Meeting of Banco Santander to, in this order, (a) ratify the hiring of the Specialized Company; (b) approve the Appraisal Report; (c) approve the Private Instrument of Protocol and Justification of Merger of Bosan; (d) approve the merger of Bosan, with the consequent extinction of Bosan; (e) approve this Protocol and Justification; (f) approve the Merger, with the consequent extinction of the Merged Company; and (g) authorize the practice, by the managers of Banco Santander, of all necessary and/or convenient acts for the implementation of the Merger.

4.2.       Without prejudice to the acts indicated in item 4.1 above, the completion of the Merger shall be subject to homologation by the Brazilian Central Bank, pursuant to Resolution No. 4,122, of August 2, 2012.

5.       MISCELLANEOUS

5.1.       Irrevocability and Succession. This Protocol and Justification is entered into on an irrevocable and irreversible basis, binding the Parties and their successors of any title.

5.2.       Extinction of the Merged Company. The completion of the Merger shall lead to the extinction of the Merged Company, which shall be succeeded by Banco Santander in all its goods, rights, assets, obligations and responsibilities, under the terms of the applicable provisions of Law 6,404/76.

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5.3.       All the furniture, inventories and equipment, existing in the establishments of the Merged Company or registered in its name, shall become property of Banco Santander as a result of the Merger.

5.3.1. As a result of the Merger, Banco Santander shall hold Banco Olé’s equity interest in the following companies: (i) Santander Tecnologia e Inovação Ltda., new corporate name of Olé Tecnologia Ltda. (CNPJ/ME No. 02.233.469/0001-04); and (ii) SANB Promotora de Vendas e Cobrança Ltda., new corporate name of Crediperto Promotora de Vendas e Cobrança Ltda. (CNPJ/ME No. 02.254.093/0001-06).

5.4.       The managers of Banco Santander shall be responsible for performing all acts necessary for the implementation of the Merger, including promoting the filing and publication of all acts related to the Merger, pursuant to article 227, paragraph 3rd, of Law 6,404/76, and also to write off, register and amend the enrollments of the Merged Company with the competent federal, state and municipal offices, as well as the maintenance of its accounting books for the legal term.

5.5. This Protocol and Justification may only be changed by means of a written instrument signed by the Parties.

5.6. All documents mentioned in this Protocol and Justification, from this date, shall be available to the shareholders of Banco Santander at its headquarters, its Investor Relations website (santander.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and B3 S.A. - Brasil, Bolsa, Balcão.

5.7. The Parties hereby elect the court of the District of São Paulo, State of São Paulo, to resolve all issues arising from this Protocol and Justification, waiving any other, even if it is or may be more privileged.

And so, the Parties have deemed and agreed to execute this “PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.” in 3 (three) counterparts of equal content and form, for a single effect, in the presence of the 2 (two) undersigned witnesses.

São Paulo, July 29th, 2020.

BANCO SANTANDER (BRASIL) S.A.

________________________________ By: Title:	________________________________ By: Title:

BANCO OLÉ CONSIGNADO S.A.

________________________________ By: Title:	________________________________ By: Title:

Witnesses:

________________________________ Name: ID: CPF:	________________________________ Name: ID: CPF:
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EXHIBIT I

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.

Entered into on July 29th, 2020.

Balance Sheet of Banco Olé Consignado S.A.

Base Date: June 30, 2020.

Assets

Financial availabilities	4,811,352
Interbank Investments	3,999,537
Bonds and Securities	32,364,670
Credit Operations	14,980,281,917
Other Credits	325,882,665
Tax Credit	154,376,503
Other Receivables and Assets	163,615,273

Total of Current Assets	15,665,331,918

Investments	19,334,749
Property and Equipment in Use	5,207,242
Intangible Assets	36,935,809

Total of Non-Current Assets	61,477,800

Total Assets	15,726,809,718

Liabilities

Deposits	13,517,155,308
Other Obligations	21,580,691
Tax and Social Security	225,632,837
Other Administrative Expenditure	43,679,136
Provisions for contingencies	60,377,662
Creditors – Country	107,290,338

Total Liabilities	13,975,715,972

Share Capital	724,000,000
Capital Reserves	250,000,000
Profit Reserves	777,096,131

Net Equity	1,751,093,745

Total Liabilities	15,726,809,718

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EXHIBIT II

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.

Entered into on July 29th, 2020.

Appraisal Report of Banco Olé Consignado S.A.

Base Date: June 30, 2020.

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EXHIBIT 6(A)

To the Information on the Merger of Banco Olé Consignado S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Copy of the minutes of the Company's Board of Directors' Meeting held on July 29, 2020.

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Board of Directors Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 3 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Beatriz Outeiro, Secretary.

AGENDA: To resolve on (i) the proposal for the merger of Bosan Participações S.A. (“Bosan”) by the Company (“Proposal for the Merger of Bosan”), under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan by Santander, entered into on July 29, 2020 ("Protocol and Justification of Bosan”); (ii) the proposal for the merger of Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”) by the Company (“Proposal for the Merger of Banco Olé”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé by Santander, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”); and (iii) the call of an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding appraisal reports of the Merged Companies (“Appraisal Reports”); (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the merger of Bosan by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Bosan”), under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the merger of Banco Olé by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Banco Olé” and, jointly with Merger of Bosan, the “Mergers”), under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

RESOLUTIONS: Made the necessary clarifications, the attending members of the Board of Directors resolved:

(xi)      To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, the Proposal for the Merger of Bosan, under the terms of the Protocol and Justification of Bosan. The Protocol and Justification of Bosan establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself in the capital stock of Bosan, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Bosan

63

for shares issued by the Company, as well the intended Merger of Bosan will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Directors also expressed themselves in favor of the Merger of Bosan and decided to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting, as well authorized the signature of the Protocol and Justification of Bosan by the management bodies and the publication of a material fact, pursuant to CVM Instruction 358/02, as amended.

(xii)     To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, and subsequent act to the Merger of Bosan as item (i) above, the Proposal for the Merger of Banco Olé, under the terms of the Protocol and Justification of Banco Olé. The Protocol and Justification of Banco Olé establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself, whether directly and/or indirectly, in the capital stock of Banco Olé, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Banco Olé for shares issued by the Company, as well the intended Merger of Banco Olé will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Directors also expressed themselves in favor of the Merger of Banco Olé and decided to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting, as well authorized the signature of the Protocol and Justification of Banco Olé by the management bodies and the publication of a material fact, pursuant to CVM Instruction 358/02, as amended.

(xiii)   To call an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding Appraisal Reports; (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the Merger of Bosan, under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the Merger of Banco Olé, under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Beatriz Outeiro, Secretary. Directors: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Beatriz Outeiro

Secretary

(This signature page belongs to the minutes of the Board of Directors' meeting of

Banco Santander (Brasil) S.A. held on July 29, 2020, at 3:00 pm).

64

EXHIBIT 6(B)

To the Information on the Merger of Banco Olé Consignado S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Copy of the minutes of the Company's Fiscal Council Meeting held on held on July 29, 2020.

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Fiscal Council Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 4 p.m., by videoconference, the Fiscal Council of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the members fully representing the Company’s Fiscal Council.

MEETING BOARD: João Guilherme de Andrade So Consiglio, Chairman. Beatriz Outeiro, Secretary.

AGENDA: (a) Analyze and issue an opinion on the proposal for the merger of Bosan Participações S.A. (“Bosan”) by the Company (“Proposal for the Merger of Bosan”), under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan by Santander, entered into on July 29, 2020 ("Protocol and Justification of Bosan”); and (b) Analyze and issue an opinion on the proposal for the merger of Banco Olé Consignado S.A. (“Banco Olé”) by the Company (“Proposal for the Merger of Banco Olé” and, jointly with Proposal for the Merger of Bosan, the “Proposals for the Mergers”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé by Santander, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”).

RESOLUTIONS: The members of the Fiscal Council, in the exercise of their legal and statutory duties, especially Article 163, item III, of Law No. 6,404/76, as amended, (i) proceeded to examine the Proposal for the Merger of Bosan and the Protocol and Justification of Bosan, and, based on the examinations made and the clarifications provided by the Company's Management, issued a favorable opinion on the Proposal for the Merger of Bosan, with the merger of Bosan by the Company and the consequent extinction of Bosan; and (ii) proceeded to examine the Proposal for the Merger of Banco Olé and the Protocol and Justification of Banco Olé, and, based on the examinations made and the clarifications provided by the Company's Management, issued a favorable opinion on the Proposal for the Merger of Banco Olé, with the merger of Banco Olé by the Company and the consequent extinction of Banco Olé, subsequent act to the Merger of Bosan as item (i) above. Accordingly, the Proposals for the Mergers are in conditions to be submitted and resolved by the Extraordinary General Meeting of the Company.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: João Guilherme de Andrade So Consiglio, Chairman. Beatriz Outeiro, Secretary. Members of the Fiscal Council: Mr. João Guilherme de Andrade So Consiglio – Chairman; Mr. Antônio Melchiades Baldisera e Ms. Louise Barsi – Members.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Fiscal Council Meetings Book of the Company.

Beatriz Outeiro

Secretary

65

EXHIBIT 6(C)

To the Information on the Merger of Banco Olé Consignado S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Copy of the minutes of the Company's Executive Board Meeting held on July 29, 2020.

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Board of Executive Officers Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 3 p.m., the Board of Executive Officers of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met at the Company’s headquarters, with the attendance of the undersigned members of the Board.

MEETING BOARD: Ede Ilson Viani, Chairman. Beatriz Outeiro, Secretary.

AGENDA: To resolve on (i) the proposal for the merger of Bosan Participações S.A. (“Bosan”) by the Company (“Proposal for the Merger of Bosan”), under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan by Santander, entered into on July 29, 2020 ("Protocol and Justification of Bosan”); and (ii) the proposal for the merger of Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”) by the Company (“Proposal for the Merger of Banco Olé”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé by Santander, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”).

RESOLUTIONS: Made the necessary clarifications, the attending members of the Board of Executive Officers resolved:

(xiv)    To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, the Proposal for the Merger of Bosan, under the terms of the Protocol and Justification of Bosan. The Protocol and Justification of Bosan establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself in the capital stock of Bosan, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Bosan for shares issued by the Company, as well the intended Merger of Bosan will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Executive Officers also expressed themselves in favor of the Merger of Bosan and decided to submit it to the Board of Directors of the Company to, if the Board of Directors understands it is the case, to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting.

(xv)     To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, and subsequent act to the Merger of Bosan as item (i) above, the Proposal for the Merger of Banco Olé, under the terms of the Protocol and Justification of Banco Olé. The Protocol and Justification of Banco Olé establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be

66

absorbed by the Company. Due to the absence of shareholders other than the Company itself, whether directly and/or indirectly, in the capital stock of Banco Olé, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Banco Olé for shares issued by the Company, as well the intended Merger of Banco Olé will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Executive Officers also expressed themselves in favor of the Merger of Banco Olé and decided to submit it to the Board of Directors of the Company to, if the Board of Directors understands it is the case, to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Ede Ilson Viani, Chairman. Beatriz Outeiro, Secretary. Officers: Alessandro Tomao, Angel Santodomingo Martell, Antonio Pardo de Santayana Montes, Carlos Rey de Vicente, Ede Ilson Viani, Jean Pierre Dupui, Juan Sebastian Moreno Blanco, Mário Roberto Opice Leão, Amâncio Acurcio Gouveia and Reginaldo Antônio Ribeiro.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Executive Officers Meetings Book of the Company.

Beatriz Outeiro

Secretary

(This signature page belongs to the minutes of the meeting of the Executive Board of Banco Santander (Brasil) S.A., held on July 29, 2020, at 3:00 pm).

67

EXHIBIT 6(D)

To the Information on the Merger of Banco Olé Consignado S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Copy of the minutes of the Banco Olé’s Executive Board Meeting held on July 29, 2020.

BANCO OLÉ CONSIGNADO S.A.

Corporate Taxpayers ID (CNPJ/ME) No. 71.371.686/0001-75

Company Registration (NIRE) 31.300.108.996

Minutes of the Board of Executive Officers Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 3 p.m., by videoconference, the Board of Executive Officers of Banco Olé Consignado S.A. (“Company” or “Banco Olé”) has met, with the attendance of all of its members.

MEETING BOARD: Francisco Soares da Silva Junior, Chairman. Beatriz Arruda Outeiro, Secretary.

AGENDA: To resolve on (i) the proposal for the merger of the Company by Banco Santander (Brasil) S.A. (“Merging Company” and “Proposal for the Merger”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé Consignado S.A. by Banco Santander (Brasil) S.A., entered into on July 29, 2020 ("Protocol and Justification”); and (ii) the call of an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to approve the Protocol and Justification; (b) to approve the merger of the Company by the Merging Company (“Merger”), with the consequent extinction of the Company; and (c) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Merger.

RESOLUTIONS: Made the necessary clarifications, the attending members of the Board of Executive Officers resolved:

(xvi)    To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, the Proposal for the Merger of the Company, under the terms of the Protocol and Justification. The Protocol and Justification establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Merging Company. Due to the absence of shareholders other than the Merging Company itself, whether directly and/or indirectly, in the capital stock of the Company, there will be no substitution of shares of non-controlling shareholders of the Company for shares issued by the Merging Company, as well the intended Merger will not result in an increase in the capital stock of the Merging Company, nor, any change in the equity interest of the shareholders of the Merging Company. The members of the Board of Executive Officers also expressed themselves in favor of the Merger and decided to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting, as well authorized the signature of the Protocol and Justification; and

(xvii)  To call an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to approve the Protocol and Justification; (b) to approve the Merger, with the consequent extinction of the Company; and (c) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Merger.

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ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Francisco Soares da Silva Junior, Chairman. Beatriz Arruda Outeiro, Secretary. Officers: Francisco Soares da Silva Junior – Chief Executive Officer; Ricardo Oishi Sonoda – Chief Financial Officer; Álvaro Alexis Loureiro Júnior e Rodrigo Oliveira Cantelli – Executive Officers.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Executive Officers Meetings Book of the Company.

Beatriz Arruda Outeiro

Secretary

69

EXHIBIT 7(A)

To the Information on the Merger of Banco Olé Consignado S.A. by the Company

(pursuant to Article 20-A of the CVM Instruction No. 481/09)

Copy of Banco Olé’s appraisal report.

70

Banco Olé Consignado S.A.

Appraisal report of the net book equity evaluated according to the accounting books on June 30, 2020

71

Appraisal report of the net book equity evaluated according to the accounting books

To the Shareholders and Officers Banco Olé Consignado S.A.

Auditing firm

1.                        PricewaterhouseCoopers Auditores Independentes, professional partnership, located in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled with the Corporate Taxpayers’ Registry with the Ministry of Economy (“CNPJ/ME”) under number 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its Articles of Incorporation registered with the 4th Registry of Titles and Documents of Legal Entities of São Paulo-SP on September 17, 1956, and amendments registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP, and its last amendment dated as of November 1, 2019, registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP under No. 152.080, on January 21, 2020, represented by its quotaholder undersigned, Mr. Paulo Rodrigo Pecht, Brazilian citizen, married, accountant, bearer of the Identity Card RG under No. 25318910-X. enrolled with the CPF under No. 251.859.928-24 and with the Regional Accounting Council of the State of São Paulo under No. 1SP213429/O-7, resident and domiciled in the State of São Paulo, with offices in the same address as the represented, appointed as expert by the management of Banco Santander Brasil S.A. to proceed with the appraisal report of the net equity of Banco Olé Consignado S.A. (“Company”) on June 30, 2020, summarized in Exhibit I, according to the accounting practices in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, presents the results of its work below.

Purpose

2.	The appraisal report of the net book equity on June 30, 2020 of Banco Olé Consignado

S.A. was prepared for the purpose of the merger of the Company into Banco Santander Brasil

S.A. on August 31, 2020.

Responsibility of the management regarding the accounting information

3.                        The management of the Company is responsible for the accounting bookkeeping and preparation of the accounting information in accordance with the accounting practices in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, as well as responsible for the relevant internal controls that the management established as necessary to allow the preparation of such accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in Exhibit II of the appraisal report.

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Banco Olé Consignado S.A.

Scope of work and responsibility of the independent auditors

4.                        Our responsibility is to express a conclusion on the book value of the net equity of the Company on June 30, 2020, based on the work conducted in accordance with the Technical Communication No. 03/2014 (R1) issued by the Brazilian Institute of Independent Auditors (IBRACON), which establish rules for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Federal Accounting Council, which establish technical and professional standards to be observed by accountants for the issuance of appraisal reports. Thus, we are able to review the Company’s balance sheet in accordance with Brazilian and international auditing standards that requires the compliance with ethical requirements by the auditor and that the audit is planned and executed with the purpose of obtaining reasonable safety so that the evaluated net book equity to prepare our appraisal report is free from material misstatement.

5.                        An audit involves the execution of selected procedures to obtain evidence regarding accounted values. The selected procedures depend on the judgment of the auditor, including the risk assessment of material misstatement of the net equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the relevant internal controls to prepare the Company’s balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of these internal controls of the Company. An audit also includes the assessment of the suitability of accounting policies and reasonableness of the accounting estimates made by the management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6.                        Based on this work, we conclude that the amount of BRL 1,751,093,745.37, according to the balance sheet on June 30, 2020, registered in the accounting books and summarized in Exhibit I represents, in all relevant aspects, the net book equity of Banco Olé Consignado S.A., evaluated in accordance to the accounting practices in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

São Paulo, July 28, 2020

PricewaerhouseCoopers Auditores Independentes CRC 2SP000160/O-5

Paulo Rodrigo Pecht

Contador CRC 1SP213429/O-7

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Exhibit I of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020 Banco Olé Consignado S.A.

Summarised balance sheet On June 30, 2020

Assets	Brazilian Reais	Liabilities and net equity	Brazilian Reais
Current assets		Current liability
Availabilities	4,811,352.48	Deposits	6,777,411,144.11
Short-term interbank investments	3,999,536.97	Other obligations	424,421,896.91
Credit transactions	4,741,282,630.67
Other credits	240,695,455.10		7,201,833,041.02
Other assets and values	51,088,219.26
	5,041,877,194.48
Long-term receivable
Securities	32,364,670.04	Long-term liabilities
Credit transactions	10,317,581,968.66	Deposits	6,739,744,164.08
Other credits	160,981,030.38	Other obligations	34,138,767.25
Other assets and values	112,527,054.00		6,773,882,931.33
	10,623,454,723.08
Fixed assets
Investments	19,334,748.64
In use	5,207,242.25
Intangible assets	36,935,809.27	Net equity
	61,477,800.16	Corporate capital	724,000,000.00
		Capital reserves	250,000,000.00
		Profit reserves	777,096,130.97
		Equity valuation adjustments	(2,385.60)
			1,751,093,745.37
Total assets	15,726,809,717.72	Total equity and liabilities	15,726,806,717.72

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

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Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

1.	Basis for preparing the balance sheet and summary of the main accounting practices

The balance sheet on June 30, 2020 was prepared for the purpose of evaluating the net equity of Banco Olé Consignado S.A. for its merger into Banco Santander (Brasil)

S.A. on August 31, 2020.

The balance sheet on June 30, 2020 was prepared and it is being presented in accordance with the accounting practices in Brazil, established by the Brazilian Corporation Law, the National Monetary Council, the Brazilian Central Bank (BACEN) and the document template provided in the Accounting Chart for Institutions of the National Financial System (COSIF).

To prepare this financial information, it is necessary to use certain critical accounting estimates and the exercise of judgment by the management of the Company in the implementation process of the accounting practices. The areas requiring a higher level of judgment and that have greater complexity, as well as those whose assumptions and estimates are significant for the balance sheet, are disclosed below.

The most significant accounting practices used to prepare the balance sheet are presented below.

1.1.	Foreign currency conversion

(a)       The functional currency of the Company is Brazilian Real, same currency for the preparation and presentation of the Company’s balance sheet.

1.2.	Cash and cash equivalents

For the purpose of the statement of cash flows, cash equivalents correspond to the balances of cash and short-term interbank investments with immediate convertibility, subject to an insignificant risk of value change and with an original time limit equal to or less than 90 days.

1.3.	Short-term interbank investments

They are stated by the realizable value and/or enforceable value, including incomes, charges and monetary or exchange variations earned and/or incurred until the date of the balance sheet, calculated on a daily pro rata basis.

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

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Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

(a)	Securities

The securities portfolio is demonstrated by the following conditions for registration and accounting evaluation:

I-	trading securities;
II-	available-for-sale securities; and III- securities kept through maturity.

In the category of trading securities there is securities acquired with purpose of being actively and frequently traded in and in the category of securities kept through maturity there is securities when the Bank has the purpose and financial capacity to keep in portfolio until maturity. In the category of available-for-sale securities, there is registered securities that do not fit in categories I and III. The securities of the categories I and II are stated by the acquisition value plus earned incomes up to the balance sheet date, calculated on a pro rata daily basis and adjusted to the market value, taking into account the valuation or devaluation as a result of such adjustments in return:

(1)	of the appropriate income or expense account net of tax effects, as income for the period, when related to trading securities; and

(2)	of the separate net equity account net of tax effects, when related to available-for-sale securities. Adjustments to the market value held as consequence of the sale of these securities are transferred to the period result.

The securities kept through maturity are demonstrated by the acquisition value plus the earned incomes up to the balance sheet date calculated on a pro rata daily basis.

The permanent losses in the realizable values of available-for-sale securities and securities kept through maturity are recognized in the income statement for the period.

(b)	Credit portfolio and loss provision

The credit portfolio includes the consigned credit transactions and consigned credit cards and other credits with the characteristics of credit grating. It is stated by its present value considering indicators, interest rates and related charges, calculated on a pro rata daily basis until the date of the balance sheet. In case of transactions overdue from 60 days, the income recognition will only occur upon its effective receiving.

The Bank writes-off credits for losses when the credit presents a delay of more than 360 days. In case of long-term credit transaction (over 3 years) it is considered a delay of more than 540 days. The credit transaction written-off for loss is recorded in a clearing account for a minimum period of 5 years and while not all efforts for charges have been exhausted.

The credit assignments without retention of risk result in the write-off of the financial assets of the transaction and that starts to be kept in a clearing account. The result of the assignment is fully recognized from the moment of its implementation.

As of January 2012, in accordance with Resolution CMN No. 3533/2008 and Resolution CMN No. 3895/2010, all credit assignments with retention of risks start to have its results recognized by the remaining terms of the transactions, and the financial assets remain recorded as credit transactions and the amount received recorded as liabilities for sale transactions or transfer of financial assets.

The Bank has not performed credit assignment transactions with retention of risks.

The premiums or discounts on transactions related to the acquisition of financial assets refer to the

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

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Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

difference between the amount dully paid and the updated original price, which are presented by means of the preparation of the financial statements as “Credit Transactions”. The premium is applicable to the result due to the remaining term of the transaction and the discount is applicable with invoice flow, classified as “Financial Income – Credit Transactions”.

The provisions for credit transactions are based on the analysis of the outstanding credit transactions (overdue and coming due), the past experience and the specific risks of the portfolios and the risk assessment policy of the management when establishing the provisions, according to the Resolution CMN No. 2682/1999.

(c)	Prepaid expenses

These are recorded as investments in prepayments, for which the benefits of services will occur in subsequent fiscal years and are appropriated to the result, according to the term of the agreements.

(c.1) Commissions paid to bank correspondents

Considering the requirements of the Resolution CMN No. 4294 and BACEN Circular No. 3693 of December 2013, as of January 2015, commissions paid to agents for the origination of new credit transactions are limited to the maximum percentage of 6% of the value of the new transaction originated and 3% of the value of the transaction subject to portability.

When incurred, these commissions are fully recognized as expenses.

(d)	Fixed

Stated by the acquisition cost, it is subjected to the evaluation of the recoverable value in annual periods or more frequently if the conditions or circumstances indicate the possibility of loss of its values and its evaluation considers the following aspects:

(d.1) Investments

The adjustments related to investments in subsidiaries are determined using the equity method and registered as equity income from subsidiaries. The other investments are valued at cost, reduced to the recoverable value, if applicable.

(d.2) In use

The depreciation terms of the asset is computed under the straight-line method, based on the following annual rates: installations, furniture, equipment and security and communication system – (10%) and data processing – (20%).

(d.3) Intangible

The development expenditures in accordance with Resolution CMN No. 4534/2016 are recognized as intangible and amortized over the expected useful life of a maximum of 5 years.

(e)	Raising of funds, issuances and other liabilities

The instruments for raising of funds are initially recognized at fair value, being basic considered to be the transaction price. They are subsequently measured at amortized cost with the inherent expenses recognized as a financial cost.

(f)	Provisions, contingent liabilities and contingent assets

The Bank is part in tax, labor and civil actions and legal proceedings arising from the normal course of its activities.

The provisions include legal obligations, actions and legal proceedings related to tax and social security obligations, whose object of dispute is its legality or constitutionality, and regardless of the assessment of the probability of loss, have their amounts fully recognized in the financial statements.

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

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Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

The provisions are reassessed at the end of each reporting period to better reflect the current estimate and may be totally or partially reversed, reduced or complemented when it is no longer probable the outflow of resources related to the process, including the loss of a procedural right, the final decision not subject to appeal, among others.

The judicial and administrative provisions are recorded when the risk of loss of the legal or administrative proceeding is valuated as probable and the amounts involved are measurable with sufficient safety based on the nature, complexity and history of proceedings and in the opinion of the internal and external legal assistants and with the best information available. For the proceedings with possible risk of loss, the provisions are not recorded and the information are disclosed in the explanatory notes (note 17.f) and for proceedings with remote risk of loss, it is not disclosed any information.

The contingent assets are not recognized in the accounts, except when there are real guarantees or favorable court decisions not subject to appeal with the gain considered almost certain.

(g)	Social Integration Program (PIS) and Contribution to Social Security (COFINS)

PIS (0.65%) and COFINS (4.00%) are calculated on the income of the activities or main purpose of the legal entity. For financial institutions, deduction of funding expenses is allowed to determine the calculation basis. The expenses of PIS and COFINS are registered as tax expenses.

(h)	Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) The IRPJ is calculated based on a 15% rate, plus an additional 10%, applied to the profit, after the adjustments determined by the tax legislation. The CSLL is calculated based on a 20% rate (until March 1, 2020, 15%), applied to the profit, after the adjustments determined by the tax legislation. The rate of the CSLL, for banks of any species, was increased from 15% to 20% in force as of March 1, 2020, according to article 32 of the Constitutional Amendment 103, published on November 13, 2019.

The tax credits are basically calculated on the temporary differences between the accounting and the fiscal results and adjustments to the market value of securities. The recognition of tax credits is made by the rates applicable to the period in which it is estimated the realization of the asset.

In accordance with the current regulation, tax credits are registered as their recovery is likely to be based on the future generation of taxable income. The expected realization of recorded tax credits, according to Note 8.b, is based on projections of future income and based on technical studies.

(i)	Decrease to recoverable value of assets

The financial and non-financial assets are evaluated at the end of each reporting period, with the purpose of identifying evidence of devaluation in their book value. In case of any indication, the Company must estimate the recoverable value of the asset and such loss must be recognized immediately in the income statement. The recoverable value of an asset is defined as the higher amount between its net fair value of selling expenses and its value in use. In the management assessment there were no indications of impairment loss on June 30, 2020.

***

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EXHIBIT IV(B)

Information on Appraisers

(according to Article 21 of the CVM Instruction No. 481/09)

1. List the appraisers recommended by management

PricewaterhouseCoopers Auditores Independentes.

2. Describe the training of recommended appraisers

PricewaterhouseCoopers Auditores Independentes was appointed by the management of Banco Santander Brasil to prepare the appraisal report of Banco Olé’s net equity primarily because it is the company that carries out the audit of Banco Olé, which makes it the most qualified company to confirm Banco Olé’s net equity value, as well as ensuring synergies between the examinations recently carried out and the abovementioned appraisal. Additionally, PwC has extensive experience in works of this nature, with several similar reports filed with the Brazilian Securities and Exchange Commission.

3. Provide a copy of the work proposals and wages of recommended appraisers

A copy of the appraiser’s work and fee proposal was made available to the Company’s shareholders, through Sistema Empresas.NET, which can be consulted on the CVM website (www.cvm.gov.br) and B3 website (www.b3. com).

4. Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that address this matter

PwC provides audit services to the controlling shareholder of the Company, its subsidiaries and the Company’s subsidiaries.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer